Prospectus
May 1, 1998

The Group Variable Annuity Contract is a group, unallocated deferred fixed/variable annuity contract (the contract) offered by IDS Life Insurance Company (IDS Life) a subsidiary of American Express Financial Corporation
(AEFC). This contract is designed to fund employer group retirement plans (the plans) that qualify as retirement programs under Sections 401 (including 401(k)) and 457 of the Internal Revenue Code of 1986, as amended (the Code). The contracts provide for the accumulation of values on a fixed and/or variable basis. Retirement payments are made on a fixed basis.

New Group Variable Annuity Contracts are not currently being offered.

IDS Life Accounts F, IZ, JZ, G, H, N, KZ, LZ and MZ

Sold by: IDS Life Insurance Company,  IDS Tower 10,  Minneapolis,  MN 55440-0010
Telephone: 800-437-0602.

This prospectus contains the information about the variable accounts that you should know before investing. Refer to "The variable accounts" in this prospectus.

The prospectus is accompanied or preceded by the Retirement Annuity Mutual Fund prospectus for IDS Life Aggressive Growth Fund, IDS Life International Equity Fund, IDS Life Capital Resource Fund, IDS Life Managed Fund, IDS Life Special Income Fund, IDS Life Moneyshare Fund, IDS Life Growth Dimensions Fund, IDS Life Global Yield Fund and IDS Life Income Advantage Fund. Please read these documents carefully and keep them for future reference.

These securities have not been approved or disapproved by the Securities and Exchange Commission, or any state securities commission, nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

IDS Life is not a bank or financial institution and the securities it offers are not deposits or obligations of, backed or guaranteed or endorsed by any bank or financial institution nor are they insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency.

A Statement of Additional Information (SAI) (incorporated by reference into this prospectus) filed with the Securities and Exchange Commission (SEC) is available without charge by contacting IDS Life at the telephone number above or by completing and sending the order form on the last page of this prospectus.
The table of contents of the SAI is on the last page of this prospectus.

Table of contents

Key terms

The Group Variable Annuity Contract in brief

Expense summary

Condensed financial information

Financial statements

Performance information

The variable accounts

The funds
IDS Life Aggressive Growth Fund IDS Life International Equity Fund IDS Life Capital Resource Fund IDS Life Managed Fund IDS Life Special Income Fund IDS Life Moneyshare Fund IDS Life Growth Dimensions Fund IDS Life Global Yield Fund IDS Life Income Advantage Fund

The fixed account

Buying the annuity
How to make purchase payments

Charges
Contract administrative charge
Mortality and expense risk fee
Withdrawal charge
Premium taxes

Valuing the investment
Number of units
Accumulation unit value
Net investment factor
Factors that affect variable account accumulation units

Making the most of your annuity Transferring money between accounts How to request a transfer or a withdrawal

Cash withdrawals, loans and conversions
Withdrawal policies
Loans
Receiving payout when the owner requests a withdrawal
Special withdrawal provisions
Conversion

Changing ownership

Contract transfer, termination and
market value adjustment

The annuity payout period
Annuity payout plans

Taxes

Voting rights

Other contractual provisions

Distribution of contracts

Recordkeeper

Additional information about IDS Life

Directors and executive officers

Executive compensation

Security ownership of management

Legal proceedings and opinion

Experts

Appendix

IDS Life financial information

About IDS Life

Periodic reports
Table of contents of the Statement of Additional Information

Key terms

These terms can help you understand details about your annuity.

Annuity - A contract purchased from an insurance company that offers tax-deferred growth of the investment until earnings are withdrawn.

Accumulation unit - A measure of the value of each variable account before annuity payouts begin.

Annuity payouts - A fixed amount paid at regular intervals to a payee.

Close of business - When the New York Stock Exchange (NYSE) closes, normally 3:00 p.m. Central Time.

Code - Internal Revenue Code of 1986, as amended.

Contract anniversary - An anniversary of the effective date of this Contract.

Contract value - The total value of your annuity before any applicable withdrawal charge, market value adjustment, contract administrative charge or any other applicable charge has been deducted.

Contract year - A period of 12 months, starting on the effective date of your contract and on each anniversary of the effective date.

Fixed account - An account to which you may allocate purchase payments. Amounts allocated to this account earn interest at rates that are declared periodically by IDS Life.

IDS Life - In this prospectus, "we," "us," "our" and "IDS Life" refer to IDS Life Insurance Company.

Mutual funds (funds) - Nine IDS Life Retirement Annuity mutual funds, each with a different investment objective. (See "The funds.") You may allocate your purchase payments into variable accounts investing in shares of any or all of these funds.

Owner (you, your) - The plan sponsor or trustee of the Plan.

Participant - An eligible employee or other person who is entitled to benefits under the Plan.

Plan - The retirement Plan under which the Contract is issued and which meets the requirements of Code Sections 401 (including 401(k)) or 457.

Purchase payments - Payments made to IDS Life for an annuity.

Retirement date - The date when a participant's annuity payouts are scheduled to begin.

Valuation date - Any normal business day, Monday through Friday, that the New York Stock Exchange is open. The value of each variable account is calculated at the close of business on each valuation date.

Valuation period - The interval of time commencing at the close of business on each valuation date and ending at the close of business on the next valuation date. Close of business is normally 3 p.m.
(Central time).

Variable accounts - Separate accounts to which you may allocate purchase payments; each invests in shares of one mutual fund. (See "The variable accounts.") The value of your investment in each variable account changes with the performance of the particular fund.

Withdrawal charge - A deferred sales charge that may be applied if the owner takes a total or partial withdrawal or the contract is transferred or terminated.

The Group Variable Annuity Contract in brief

Purpose: The Group Variable Annuity Contract is used for plans that meet the requirements of Code sections 401 (including 401(k)) and 457.

Accounts: The owner can elect to have contract values accumulate in any or all of:

o nine variable accounts, each of which invests in mutual funds with a particular investment objective. The value of each variable account varies with the performance of the particular fund. We cannot guarantee that the value at the retirement date will equal or exceed the total of purchase payments allocated to the variable accounts. (p.)

o one fixed account, which earns interest at rates that are adjusted periodically by IDS Life. (p.)

Buying the annuity: A financial advisor will help the owner complete and submit an application. Applications are subject to acceptance at our Minneapolis office. Generally, payments may be made annually, semiannually, quarterly or monthly or any other frequency we accept.

Transfers: Subject to certain restrictions, you may redistribute investments among accounts without charge at any time while the contract is in force. (p.)

Cash Withdrawals, Loans and Conversions: The owner may withdraw all or part of the contract's value at any time. Withdrawals may be subject to charges and tax penalties and may have tax consequences. Total withdrawals may be subject to a market value adjustment. (p.)

The owner also may request a withdrawal for the purpose of funding loans for participants. A withdrawal for a loan is not subject to withdrawal charges. However, we reserve the right to deduct withdrawal charges from the remaining contract value to the extent of any unpaid loans at the time of a total withdrawal of contract value or at contract transfer or termination. (p.)

If a participant terminates employment, the owner may direct us to withdraw a part of the contract value so that the participant can purchase an individual deferred annuity contract from us. No withdrawal charges will apply at the time of withdrawal for this conversion. (p.)

Contract Transfer, Termination and Market Value Adjustment: The owner may direct us to withdraw the total contract value and transfer that value to another funding agent. (p.)

Under certain circumstances, we may terminate the contract. (p.)

If the value of the fixed account is canceled due to total withdrawal, contract transfer or contract termination, a market value adjustment may be imposed in addition to applicable contract charges. The amount of the market value adjustment approximates the gain or loss resulting from our sale of assets purchased by the purchase payments. (p.)

Annuity payouts: The owner can direct us to begin retirement payouts to a payee under an annuity payout plan that begins on the participant's retirement date. The owner may choose from a variety of plans, or the owner and IDS Life can mutually agree on other payout arrangements. The annuity payout plan selected must meet the requirements of the plan. Payouts will be made on a fixed basis. (p.)

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Taxes: Generally there is no federal income tax to participants on contributions to the contract made by the owner or on increases in the contract's value until distributions are made (under certain circumstances, tax penalties and other tax consequences may apply.) IDS Life is taxed as a life insurance company under the Code. The income and capital gains of the variable accounts, to the extent applied to increase reserves under the contract, are not taxable to IDS Life. (p.)

Charges: The Group Variable Annuity Contract is subject to a $125 per quarter ($500 annual) contract administrative charge. We reserve the right to increase this charge, but it will never exceed $1,000 per year. We also deduct a 1% mortality and expense risk charge and a withdrawal charge. Currently there are no premium taxes under this contract, but certain state and local governments may impose premium taxes when the owner selects an annuity payout plan. (p.)

Changing ownership: In general, ownership of the contract may not be transferred. (p.)

Prohibited investments: The owner will not offer under the plan as a funding vehicle to which future contributions may be made: (1) guaranteed investment contracts; (2) bank investment contracts; (3) annuity contracts; or (4) funding vehicles providing a guarantee of principal. (p.)

Recordkeeper - Any person or entity authorized by the owner to administer recordkeeping services for the plan and participants must be approved by IDS Life. (p.)

Expense summary

The purpose of this table is to help the owner understand the various costs and expenses associated with the Group Variable Annuity Contract.

Owner Expenses
Withdrawal Charge:
(as a percentage of amount withdrawn)

Contract Year                       Percentage
-------------                       ----------
         1                              6%
         2                              6%
         3                              5%
         4                              4
         5                              3
         6                              2
         7                              1
    8 and later                         0

Annual contract administrative charge                $500
                                                     ($125 per quarter)

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Separate account annual expense
(as a percentage of average daily net assets of the underlying fund)

Mortality and expense risk fee  1%

Annual operating expenses of underlying mutual funds (Management fees and other expenses deducted as a percentage of average net assets)

                  IDS Life     IDS Life       IDS Life                IDS Life                 IDS Life       IDS Life     IDS Life
                  Aggressive   International  Capital     IDS Life    Special    IDS Life      Growth         Global       Income
                  Growth       Equity         Resource    Managed     Income     Moneyshare    Dimensions     Yield        Advantage

Management fees    .60%        .83%           .60%         .59%         .60%       .51%          .63%           .84%        .62%

Other expenses     .07         .11            .07          .05          .07        .06           .08            .07         .03

Total *            .67%        .94%           .67%         .64%         .67%       .57%          .71%           .91%        .65%

*Annualized operating expenses of underlying mutual funds at Dec. 31, 1997.

Example:* The owner would pay the following expenses on a $1,000 investment, assuming 5% annual return and withdrawal at the end of each time period:

                 IDS Life    IDS Life         IDS Life                 IDS Life                  IDS Life     IDS Life     IDS Life
                 Aggressive  International    Capital     IDS Life     Special      IDS Life     Growth       Global       Income
                 Growth      Equity           Resource    Managed      Income       Moneyshare   Dimensions   Yield        Advantage

1 year          $ 80.41      $ 83.01         $ 80.41      $ 80.12      $ 80.41      $ 79.45     $ 80.80      $ 82.72        $ 80.22

3 years         $112.20      $120.15         $112.20      $111.32      $112.20      $109.25     $113.38       $119.27       $111.61

5 years         $133.65      $147.30         $133.65      $132.13      $133.65      $128.56     $135.69       $145.79       $132.64

10 years        $213.78      $242.61         $213.78      $210.53      $213.78      $202.91     $218.10       $239.45       $211.62

The owner would pay the following expenses on the same investment assuming no withdrawal or selection of an annuity payout plan at the end of each time period:

                  IDS Life      IDS Life    IDS Life                  IDS Life                  IDS Life     IDS Life     IDS Life
                  Aggressive  International Capital      IDS Life     Special    IDS Life       Growth       Global       Income
                    Growth       Equity     Resource     Managed      Income     Moneyshare     Dimensions   Yield       Advantage

1 year             $ 18.55     $ 21.32      $ 18.55     $ 18.25      $ 18.55     $ 16.91        $ 18.96      $ 21.01       $ 18.35

3 years            $ 57.43     $ 65.81      $ 57.43     $ 56.49      $ 57.43     $ 52.43        $ 58.67      $ 64.88       $ 56.80

5 years            $ 98.78     $112.89      $ 98.78     $ 97.21      $ 98.78     $ 90.35        $100.88      $111.33       $ 97.73

10 years           $213.78     $242.61      $213.78     $210.53      $213.78     $202.91        $218.10      $239.45       $211.62

This example should not be considered a representation of past or future expenses. Actual expenses may be more or less than those shown.

* In this example, the $500 annual contract administrative charge is approximated as a 0.137% charge based on our average contract size.

Condensed Financial Information (Unaudited)

The following tables give per-unit information about the financial history of each variable account.

Year Ended Dec. 31,
                                1997       1996       1995      1994    1993    1992      1991     1990    1989    1988

                        Account F (investing in shares of Capital Resource Fund)

Accumulation unit              $6.67      $6.25      $4.94     $4.93   $4.82   $4.67     $3.22    $3.23   $2.57   $2.31
value at beginning
of period

Accumulation unit value        $8.21      $6.67      $6.25     $4.94   $4.93   $4.82     $4.67    $3.22   $3.23   $2.57
at end of period

Number of accumulation         556,866    628,555   641,903   576,724 488,632  402,977   309,984  242,767 204,645 186,639
units outstanding at end
of period (000 omitted)

Ratio of operating              1.00%      1.00%      1.00%     1.00%   1.00%   1.00%     1.00%    1.00%   1.00%   1.00%
expense to average

                        Account IZ1 (investing in shares of International Equity Fund)

Accumulation unit              $1.49      $1.38      $1.25     $1.29   $0.98   $1.00        --       --      --      --
value at beginning
of period

Accumulation unit value        $1.52      $1.49      $1.38     $1.25   $1.29   $0.98        --       --      --      --
at end of period

Number of accumulation       1,168,353  1,220,486  1,088,874  913,364  405,536  69,874      --       --      --      --
units outstanding at end
of period (000 omitted)

Ration of operating             1.00%      1.00%      1.00%     1.00%   1.00%   1.00%       --       --      --      --
expense to average
net assets

                        Account JZ1 (investing in shares of Aggressive Growth Fund)

Accumulation unit              $1.68      $1.46      $1.12     $1.21   $1.08   $1.00        --       --      --      --
value at beginning
of period

Accumulation unit value        $1.88      $1.68      $1.46     $1.12   $1.21   $1.08        --       --      --      --
at end of period

Number of accumulation       1,168,829  1,172,793  1,007,976  780,423  347,336 115,574      --       --      --      --
units outstanding at end
of period (000 omitted)

Ration of operating             1.00%      1.00%      1.00%     1.00%   1.00%   1.00%       --       --      --      --
expense to average
net assets


                        Account G (investing in shares of Special Income Fund)

Accumulation unit              $4.86      $4.59      $3.80     $3.99   $3.48   $3.21     $2.76    $2.67   $2.48   $2.27
value at beginning
of period

Accumulation unit value        $5.25      $4.86      $4.59     $3.80   $3.99   $3.48     $3.21    $2.76   $2.67   $2.48
at end of period

Number of accumulation       316,789    362,167    393,697   361,640 405,429  330,000   270,858  236,926  222,248 175,878
units outstanding at end
of period (000 omitted)

Ratio of operating              1.00%      1.00%      1.00%     1.00%   1.00%   1.00%     1.00%    1.00%   1.00%   1.00%
expense to average
net assets

                        Account H (investing in shares of Moneyshare Fund)

Accumulation unit              $2.36      $2.27      $2.18     $2.12   $2.09   $2.04     $1.95    $1.82   $1.69   $1.59
value at beginning
of period

Accumulation unit value        $2.46      $2.36      $2.27     $2.18   $2.12   $2.09     $2.04    $1.95   $1.82   $1.69
at end of period

Number of accumulation        87,255     89,644    102,568    84,475  74,935 102,277   126,489  139,005 108,690  63,005
units outstanding at end
of period (000 omitted)

Ratio of operating              1.00%      1.00%      1.00%     1.00%   1.00%   1.00%     1.00%    1.00%   1.00%   1.00%
expense to average
net assets

Simple yield                    4.10%      3.77%      3.97%     4.16%   1.89%   1.76%     3.26%    6.25%   6.81%   7.30%

Compound yield                  4.18%      3.84%      4.05%     4.24%   1.90%   1.77%     3.31%    6.44%   7.04%   7.57%

                        Account N (investing in shares of Managed Fund)

Accumulation unit              $2.97      $2.56      $2.09     $2.21   $1.98   $1.86     $1.45    $1.42   $1.14   $1.06
value at beginning
of period

Accumulation unit value        $3.51      $2.97      $2.56     $2.09   $2.21   $1.98     $1.86    $1.45   $1.42   $1.14
at end of period

Number of accumulation       1,178,735  1,197,162  1,212,021 1,127,834 910,254 650,797   496,554  400,961 331,315 325,918
units outstanding at end
of period (000 omitted)

Ratio of operating              1.00%      1.00%      1.00%     1.00%   1.00%   1.00%     1.00%    1.00%   1.00%   1.00%
expense to average
net assets


                        Account KZ3 (investing in shares of Global Yield Fund)

Accumulation unit              $1.07      $1.00         --        --      --      --        --       --      --      --
value at beginning
of period

Accumulation unit value        $1.10      $1.07         --        --      --      --        --       --      --      --
at end of period

Number of accumulation        65,609     24,878         --        --      --      --        --       --      --      --
units outstanding at end
of period (000 omitted)

Ratio of operating              1.00%      1.00%        --        --      --      --        --       --      --      --
expense to average
net assets

                        Account LZ3 (investing in shares of Income Advantage Fund)

Accumulation unit              $1.05      $1.00         --        --      --      --        --       --      --
value at beginning
of period

Accumulation unit value        $1.18      $1.05         --        --      --      --        --       --      --
at end of period

Number of accumulation       175,024     59,939         --        --      --      --        --       --      --
units outstanding at end
of period (000 omitted)

Ratio of operating              1.00%      1.00%        --        --      --      --        --       --      --
expense to average
net assets


                        Account MZ3 (investing in shares of Growth Dimensions Fund)

Accumulation unit              $1.11      $1.00         --        --      --      --        --       --
value at beginning
of period

Accumulation unit value        $1.37      $1.11         --        --      --      --        --       --
at end of period

Number of accumulation       831,259    350,598         --        --      --      --        --       --
units outstanding at end
of period (000 omitted)

Ratio of operating              1.00%      1.00%        --        --      --      --        --       --
expense to average
net assets


1 Accounts IZ and JZ commenced operations on Jan. 13, 1992.
2 Net of annual contract administrative charge and mortality and expense risk fee.
3 Accounts KZ, LZ and MZ commenced operations on April 30, 1996.

Financial statements

The SAI dated May 1, 1998, contains:

o      complete audited financial statements of the variable accounts including:
         - statements of net assets as of Dec. 31, 1997;
         - statements of operations for the year ended Dec. 31, 1997, and
         - statements of changes in net assets for the years ended Dec. 31, 1997 and Dec. 31, 1996, except for IDS Life Accounts KZ, LZ and MZ which are for the year ended Dec. 31, 1997 and the period April 30, 1996 (commencement of operations) to Dec. 31, 1996.

This prospectus contains:

o      complete audited financial statements for IDS Life  including:
        - consolidated balance sheets as of Dec. 31, 1997 and Dec. 31, 1996; and
        - related consolidated statements of income, stockholder's equity and cash flows for each of the three years in the period ended Dec. 31, 1997.
Performance information

Performance information for the variable accounts may appear from time to time in advertisements or sales literature. In all cases, such information reflects the performance of a hypothetical investment in a particular account during a particular time period. Calculations are performed as follows:

Simple yield - Account H (investing in IDS Life Moneyshare Fund): Income over a given seven-day period (not counting any change in the capital value of the investment) is annualized (multiplied by 52) by assuming that the same income is received for 52 weeks. This annual income is then stated as an annual percentage return on the investment.

Compound yield - Account H : Calculated like simple yield, except that, when annualized, the income is assumed to be reinvested. Compounding of reinvested returns increases the yield as compared to a simple yield.

Yield - For accounts investing in income funds: Net investment income (income less expenses) per accumulation unit during a given 30-day period is divided by the value of the unit on the last day of the period. The result is converted to an annual percentage.

Average annual total return: Expressed as an average annual compounded rate of return of a hypothetical investment over a period of one, five and 10 years (or up to the life of the account if it is less than 10 years old). This figure reflects deduction of all applicable charges, including the contract administrative charge, mortality and expense risk fee and withdrawal charge, assuming a withdrawal at the end of the illustrated period. Optional average annual total return quotations may be made that do not reflect a withdrawal charge deduction (assuming no withdrawal).

Aggregate total return: Represents the cumulative change in the value of an investment over a specified period of time (reflecting change in an account's accumulation unit value). The calculation assumes reinvestment of investment earnings and reflects the deduction of all applicable charges, including the contract administrative charge, mortality and expense risk fee and withdrawal charge, assuming a withdrawal at the end of the illustrated period. Optional aggregate total return quotations may be made that do not reflect a withdrawal charge deduction (assuming no withdrawal). Aggregate total return may be shown by means of schedules, charts or graphs.

Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the fund in which the account invests and the market conditions during the given time period. Such information is not intended to indicate future performance. Because advertised yields and total return figures include all charges attributable to the annuity, which has the effect of decreasing advertised performance, account performance should not be compared to that of mutual funds that sell their shares directly to the public. (See the SAI for a further description of methods used to determine yield and total return for the accounts.)

If you would like additional information about actual performance, contact your financial advisor.

The variable accounts

Purchase payments can be allocated to any or all of the variable accounts that invest in shares of the following funds:

                                       IDS Life Account        Established

IDS Life Aggressive Growth Fund              JZ                Sept. 20, 1991
IDS Life International Equity Fund           IZ                Sept. 20, 1991
IDS Life Capital Resource Fund               F                 May 13, 1981
IDS Life Managed Fund                        N                 April 17, 1985
IDS Life Special Income Fund                 G                 May 13, 1981
IDS Life Moneyshare Fund                     H                 May 13, 1981
IDS Life Growth Dimensions Fund              MZ                April 2, 1996
IDS Life Global Yield Fund                   KZ                April 2, 1996
IDS Life Income Advantage Fund               LZ                April 2, 1996

Each variable account meets the definition of a separate account under federal securities laws. Income, capital gains and capital losses of each account are credited or charged to that account alone. No variable account will be charged with liabilities of any other account or of our general business. Each variable account's net assets are held in relation to the contracts described in this prospectus as well as other variable annuity contracts that we issue that are not described in this prospectus. All obligations arising under the contracts are general obligations of IDS Life.

All variable accounts were established under Minnesota law and are registered together as a single unit investment trust under the Investment Company Act of 1940 (the 1940 Act). This registration does not involve any supervision of our management or investment practices and policies by the SEC.

The funds

IDS Life Aggressive Growth Fund
Objective: capital appreciation. Invests primarily in common stock of small- and medium-size companies. The fund also may invest in warrants or debt securities or in large well-established companies when the portfolio manager believes such investments offer the best opportunity for capital appreciation.

IDS Life International Equity Fund
Objective: capital appreciation. Invests primarily in common stock of foreign issuers and foreign securities convertible into common stock. The fund also may invest in certain international bonds if the portfolio manager believes they have a greater potential for capital appreciation than equities.

IDS Life Capital Resource Fund
Objective: capital appreciation. Invests primarily in U.S. common stocks and other securities convertible into common stock, diversified over many different companies in a variety of industries.

IDS Life Managed Fund
Objective: maximum total investment return. Invests primarily in U.S. common stocks, securities convertible into common stock, warrants, fixed income securities (primarily high-quality corporate bonds) and money-market instruments. The fund invests in many different companies in a variety of industries.

IDS Life Special Income Fund
Objective: to provide a high level of current income while conserving the value of the investment for the longest time period. Invests primarily in high-quality, lower-risk corporate bonds issued by many different companies in a variety of industries and in government bonds.

IDS Life Moneyshare Fund
Objective: maximum current income consistent with liquidity and conservation of capital. Invests in high-quality money market securities with remaining maturities of 13 months or less. The fund also will maintain a dollar-weighted average portfolio maturity not exceeding 90 days. The fund attempts to maintain a constant net asset value of $1 per share.

IDS Life Growth Dimensions Fund
Objective: long-term growth of capital. Invests primarily in common stocks of U.S. and foreign companies showing potential for significant growth.

IDS Life Global Yield Fund
Objective: high total return through income and growth of capital. Invests primarily in a non-diversified portfolio of debt securities of U.S. and foreign issuers.

IDS Life Income Advantage Fund
Objective: high current income, with capital growth as a secondary objective. Invests in long-term, high-yielding, high-risk debt securities below investment grade issued by U.S. and foreign corporations.

More comprehensive information regarding each fund is contained in the fund prospectus. You should read the fund prospectus and consider carefully, and on a continuing basis, which fund or combination of funds is best suited to your long-term investment needs. There is no assurance that the investment objectives of the funds will be attained nor is there any guarantee that the contract value will equal or exceed the total purchase payments made. Some funds may involve more risk than others--please monitor your investments accordingly.

The Internal Revenue Service (IRS) has issued final regulations relating to the diversification requirements under Section 817(h) of the Code. Each mutual fund intends to comply with these requirements.

The U.S. Treasury and the IRS have indicated that they may provide additional guidance concerning how many variable accounts may be offered and how many exchanges among variable accounts may be allowed before the owner is considered to have investment control and thus is currently taxed on income earned within variable account assets. We do not know at this time what the additional guidance will be or when action will be taken. We reserve the right to modify the contract, as necessary, to ensure that the owner will not be subject to current taxation as the owner of the variable account assets.

We intend to comply with all federal tax laws to ensure that the contract continues to qualify as an annuity for federal income tax purposes. We reserve the right to modify the contract as necessary to comply with any new tax laws.

IDS Life is the investment manager and AEFC is the investment advisor for each of the funds. American Express Asset Management International Inc., a wholly owned subsidiary of AEFC, is the sub-investment advisor for IDS Life International Equity Fund. The investment manager and advisors cannot guarantee that the funds will meet their investment objectives. Please read the Retirement Annuity Mutual Fund prospectus for complete information on investment risks, deductions, expenses and other facts you should know before investing. It is available by contacting IDS Life at the address or telephone number on the front of this prospectus, or from your financial advisor.

The fixed account

Purchase payments may also be allocated to the fixed account. The cash value of the fixed account increases as interest is credited to the account. Purchase payments and transfers to the fixed account become part of the general account of IDS Life, the company's main portfolio of investments. Interest is credited daily and compounded annually. We may change the interest rates from time to time.

In addition, a market value adjustment is imposed on the fixed account if the owner cancels the value of the fixed account due to total withdrawal, contract transfer or contract termination. The amount of the market value adjustment approximates the gain or loss resulting from sale by IDS Life of assets purchased with purchase payments. (See "Market value adjustment.")

Buying the annuity

A financial advisor will help the owner prepare and submit an application and send it along with the initial purchase payment to our Minneapolis office. Please remember that investment performance, expenses and deduction of certain charges affect accumulation unit value.

When applying, you can select

o        the account(s) in which to invest
o        how to make purchase payments

If the application is complete, we will process it and apply the purchase payments to your account(s) within two business days after we receive it at our Minneapolis office. If the application is accepted, we will send the owner a contract. If we cannot accept the application within five business days, we will decline it and return the payment unless the parties agree otherwise. We will credit additional purchase payments to the contract's account(s) at the next close of business after we receive and accept your payments at our Minneapolis office.

How to make purchase payments

1        By letter

Send your check along with your name and account number to:

Regular mail:

IDS Life Insurance Company
P.O. Box 74
Minneapolis, MN  55440-0074

Express mail:

IDS Life Insurance Company
733 Marquette Avenue
Minneapolis, MN  55402

2        By scheduled payment plan

A financial advisor can help set up:

o        participant salary reduction

Charges

Contract administrative charge
This fee is for establishing and maintaining your records. We deduct $125 from the contract value at the end of each contract quarter (each three-month period measured from the effective date of your contract). We deduct this charge on a pro-rata basis from the fixed and variable accounts. Annual charge: $500. We reserve the right to increase the contract administrative charge in the future, but we guarantee that it will never exceed $250 per quarter ($1,000 per year).

Mortality and expense risk fee
This fee is to cover the mortality risk and expense risk and is applied daily to the variable accounts and reflected in the unit values of the accounts. The variable accounts pay this fee at the time that dividends are distributed from the funds in which they invest. Annually, the fee totals 1% of the variable accounts' average daily net assets. Approximately two-thirds of this amount is for our assumption of mortality risk and one-third is for our assumption of expense risk. This fee does not apply to the fixed account.

Mortality risk arises because of our guarantee to make annuity payouts according to the terms of the contract, no matter how long a specific participant lives and no matter how long the entire group of IDS Life annuitants live. If, as a group, IDS Life annuitants outlive the life expectancy we have assumed in our actuarial tables, then we must take money from our general assets to meet our obligations. If, as a group, IDS Life annuitants do not live as long as expected, we could profit from the mortality risk fee.

Expense risk arises because the contract administrative charge cannot be increased above $1,000 per year and may not cover our expenses. Any deficit would have to be made up from our general assets.

We may use any profits realized from the mortality and expense risk fee for any proper corporate purpose, including, among others, payment of distribution (selling) expenses. We do not expect that the withdrawal charge, discussed in the following paragraphs, will cover sales and distribution expenses.

Withdrawal charge

If the owner withdraws part or all of the contract, a withdrawal charge may apply. This withdrawal charge represents a percentage of the amount withdrawn as follows:

                      ithdrawal Charge as
                           Percent of
                         Contract Year                         Amount Withdrawn
                         -------------                         ----------------
                               1                                       6%
                               2                                       6
                               3                                       5
                               4                                       4
                               5                                       3
                               6                                       2
                               7                                       1
                          8 and later                                  0

In the case of partial withdrawal, the withdrawal charge is deducted from the contract value remaining after the owner is paid the amount requested.

Example of withdrawal charge:

Owner requests $1,000 partial withdrawal, and the withdrawal charge is 5%:

      1,000 partial withdrawal       = $1,052.63
                 .95

Total amount withdrawn...............................$   1,052.63
                                                     x       0.05
Total withdrawal charge..............................$      52.63

There are no withdrawal charges for withdrawals on behalf of a participant if the participant:

o attains age 59 1/2;
o purchases an immediate annuity under the annuity payout plans of this contract after separation from service;
o retires under the plan after age 55;
o becomes disabled (as defined by the Code);
o dies;
o encounters financial hardship as permitted under the plan and the Code;
o receives a loan as requested by the owner;
o converts contract value to an individual retirement annuity or other qualified annuity offered by IDS life as requested by the owner.

Under no circumstance will withdrawal charges exceed 8.5% of aggregate purchase payments made.

Possible group reductions: In some cases lower sales and administrative expenses may be incurred or we may perform fewer services. In such cases, we may be able to reduce or eliminate certain contract charges. However, we expect this to occur infrequently.

Premium taxes

Currently, there are no premium taxes under this contract. However, a charge will be made by IDS Life against the contract value for any state and local premium taxes to the extent the taxes are payable in connection with the purchase of an annuity contract under the annuity payout plans.

Valuing the investment

Here is how the accounts are valued:

Fixed account: The amounts allocated to the fixed account are valued directly in dollars and equal the sum of your purchase payments, plus interest earned, less any amounts withdrawn or transferred (including the contract administrative charge).

Variable accounts: Amounts allocated to the variable accounts are converted into accumulation units. Each time the owner makes a purchase payment or transfers amounts into one of the variable accounts, a certain number of accumulation units are credited to the contract for that account. Conversely, each time the owner takes a partial withdrawal, transfers amounts out of a variable account or is assessed a contract administrative charge, a certain number of accumulation units are subtracted from the contract.

The accumulation units are the true measure of investment value in each account during the accumulation period. They are related to, but not the same as, the net asset value of the underlying fund. The dollar value of each accumulation unit can rise or fall daily depending on the performance of the underlying mutual fund and on certain fund expenses. Here is how unit values are calculated:

Number of units
To calculate the number of accumulation units for a particular account, we divide the investment by the current accumulation unit value.

Accumulation unit value
The current accumulation unit value for each variable account equals the last value times the account's current net investment factor.

Net investment factor
o Determined by adding the underlying mutual fund's current net asset value per share, plus per share amount of any current dividend or capital gain distribution; then
o        dividing that sum by the previous net asset value per share; and
o subtracting the percentage factor representing the mortality and expense risk fee from the result.

Because the net asset value of the underlying mutual fund may fluctuate, the accumulation unit value may increase or decrease. The owner bears this investment risk in a variable account.

Factors that affect variable account accumulation units
Accumulation units may change in two ways; in number and in value. Here are the factors that influence those changes:

The number of accumulation units owned may fluctuate due to:

o        additional purchase payments allocated to the variable account(s);
o        transfers into or out of the variable account(s);
o        partial withdrawals;
o        withdrawal charges; and/or
o        contract administrative charges.

Accumulation unit values may fluctuate due to:

o changes in underlying mutual fund(s) net asset value;
o dividends distributed to the variable account(s);
o capital gains or losses of underlying mutual funds;
o mutual fund operating expenses; and/or
o mortality and expense risk
fees.

Making the most of the annuity

Transferring money between accounts
The owner may transfer money from one account, including the fixed account, to another before the annuity payouts begin. We will process your transfer request at the next close of business after we receive it. There is no charge for transfers. Before making a transfer, the owner should consider the risks involved in switching investments.

We may suspend or modify transfer privileges at any time. Any restriction imposed by the plan will apply.

How to request a transfer or a withdrawal

A transfer or withdrawal request can be made by letter or we can agree to another method. Send the plan name, account number, Social Security Number or Taxpayer Identification Number and signed request for a transfer or withdrawal to:

Regular mail:
IDS Life Insurance Company
IDS Tower 10
Minneapolis, MN  55440-0010

Express mail:
IDS Life Insurance Company
733 Marquette Avenue
Minneapolis, MN  55402

As owner, you may withdraw all or part of the annuity contract value at any time by sending a written request or by any other method we accept. For total withdrawals, we will compute the value of the contract at the next close of business after we receive the request. We may ask the owner to return the contract. The owner may have to pay withdrawal charges (see "Charges") and IRS taxes and penalties (see "Taxes").

Cash Withdrawals, loans and conversions

Withdrawal policies

o If the owner requests a total withdrawal, payment will equal the total contract value less the contract administrative charge, any applicable premium tax and withdrawal charge.

o The owner or the recordkeeper must state the reason for a partial withdrawal.

o If the contract has a balance in more than one account and request for a partial withdrawal is made, we will withdraw money from all the accounts in the same proportion as the value in each account correlates to the total contract value, unless requested otherwise.

o For total withdrawals from the fixed account, a market value adjustment may apply. (See "Contract transfer, termination and market value adjustment" below.)

Loans

The owner may request withdrawals for the purpose of funding loans for participants. At the time of the loan request, the owner must specify from which accounts the withdrawal for the loan should be made. The amount and terms of the loan must be in accordance with the applicable requirements of the plan and the Code. IDS Life assumes no responsibility for the validity of the loan or whether the loan complies with such applicable requirements.

Withdrawals for the purpose of funding a loan under the plan will not be subject to withdrawal charges when the loan is made. However, we reserve the right to deduct any such withdrawal charges from the remaining contract value to the extent of any unpaid loans at the time of a total withdrawal of the contract value or at contract transfer or termination. (See "Charges.")

Receiving payout when the owner requests a withdrawal

By regular or express mail

o    Payable to owner

o Normally mailed to address of record within seven days after receiving the request. However, we may postpone the payout if:

                - the withdrawal amount includes a purchase payment check that has not cleared
                - the NYSE is closed, except for normal holiday and weekend closings
                - trading on the NYSE is restricted, according to SEC rules
                - an emergency, as defined by SEC rules, makes it impractical to sell securities or value the net assets of the accounts
                - the SEC permits us to delay payment for the protection of security holders.

Special withdrawal provisions

o The rights of any person to any benefits under the plans under which these contracts are issued will be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the contract issued in connection with the plans.

o IDS Life reserves the right to defer the payment of amounts withdrawn from the fixed account for a period not to exceed six months from the date we receive the request for withdrawal.

o Since contracts offered will be issued in connection with plans that meet the requirements of Code Sections 401 (including 401(k)) and 457, reference should be made to the terms of the particular plan for any further limitations or restrictions on cash withdrawals.

o A withdrawal charge will be deducted from the amount withdrawn subject to certain limitations and exceptions. (See "Charges.") A cash withdrawal is also subject to federal income taxes and may incur federal tax penalties. The tax consequences of a cash withdrawal payment should be carefully considered. (See "Taxes.")

Conversion

In the event of a participant's termination of employment or for other reasons that meet the requirements of the plan and the Code and which are acceptable to us, the owner may elect to transfer, on the participant's behalf, part of the contract value to an individual deferred annuity contract then offered by IDS Life. This individual contract will be qualified as an individual retirement annuity under Section 408 or will qualify under other applicable sections of the Code. Such contract will be in a form then customarily issued by us for business under such qualified plans. No withdrawal charges will apply at the time of such conversion.

Changing ownership

Ownership of the contract may not be transferred except to:

o a trustee or successor trustee of a pension or profit sharing trust that is qualified under the Code; or

o as otherwise permitted by laws and regulations governing the plans under which the contract is issued.

Subject to the provisions above, the contract may not be sold, assigned, transferred, discounted or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose to any person except IDS Life.

Contract transfer, termination and market value adjustment

Withdrawals by owner for transfer of funds
The owner may direct IDS Life to withdraw the total contract value and transfer that value to another funding agent. All applicable contract charges including withdrawal charges will be payable by the owner and will be deducted from the first payout unless the total contract value is transferred to a plan offered by IDS Life or its affiliates. (See "Charges.")

The owner must provide IDS Life with a written request to make such a withdrawal. This written request must be sent to our Minneapolis office and must specify the initial withdrawal date and payee to whom the payouts are to be made.

At the owner's option, we will pay the contract value less any applicable charges in annual installments or in a lump sum as follows:

1. The contract value may be paid in five annual installments beginning on the initial withdrawal date and then on each of the next four anniversaries of such date as follows:

                      % of Then Remaining
                      Installment Payment          Contract Value Balance
                      -------------------          ----------------------
                               1                            20%
                               2                            25
                               3                            33
                               4                            50
                               5                           100

No additional withdrawals for benefits or other transfers of contract values will be allowed and no additional purchase payments will be accepted after the first withdrawal payment is made. We will continue to credit interest to any contract value balance remaining after an installment payment at the interest crediting rate then in effect for the fixed account.

2. The contract value may be paid in a lump sum. Any amount attributable to the fixed account value will be based on the market value of such balance. The market value will be determined by us by applying the formula described below under "Market value adjustment." We will make lump sum payments according to the provisions of the above section titled "Receiving a payment when you request a withdrawal."

Market value adjustment - A market value adjustment (MVA) applies only when we pay out the fixed account value in a lump sum when:

o the owner withdraws the total contract value to transfer that value to another funding vehicle;

o    the owner makes a total withdrawal of the fixed account contract value; or

o    we terminate the contract as described below. (See "Contract termination.")

The MVA will be applied to the amount being withdrawn from the fixed account after deduction of any applicable contract administrative charge and withdrawal charge. (See "Charges.")

The MVA will reflect the relationship between the current interest rate being credited to new purchase payments allocated to the fixed account and the rate being credited to all prior purchase payments. The MVA is calculated as follows:

MVA = fixed account value x (A - B) x C

Where:

A = the weighted average interest rate (in decimal form) being credited to all fixed account purchase payments made by the owner at the time of termination, rounded to 4 decimal places;

B = the interest rate (in decimal form) being credited to new purchase payments to the contract at the time of termination or total withdrawal, rounded to 4 decimal places; and

C = the annuity factor, which represents the relationship between the contract year and the average duration of underlying investments from the following table:

                         Contract Year                          Annuity Factor
                              1-3                                     6.0
                              4-6                                     5.0
                              7+                                      4.0

For an example showing an upward and downward MVA, please see Appendix A.

No MVA applies if:

o      the owner makes a partial withdrawal of the fixed account contract value;

o installment payments are made when the owner withdraws the total contract value to transfer that value to another funding vehicle or we terminate the contract; or

o the owner transfers contract values from the fixed account to the variable accounts as described above under "Transfer money between accounts."

Contract termination
We reserve the right upon 30 days' written notice to the owner to declare a contract termination date that will be any date on or after the expiration of the 30-day notification period.

A contract termination date may be declared if:

o The owner adopts an amendment to the plan that causes the plan to be materially different from the plan originally in existence when the contract was purchased. To be "materially different," the amendment must cause a substantial change in the level of the dollar amounts of purchase payments or contract benefits to be paid by us;

o The plan fails to qualify or becomes disqualified under the appropriate sections of the Code;

o The owner offers under the plan as a funding vehicle to which future contributions may be made a guaranteed investment contract, bank investment contract, annuity contract or funding vehicle providing a guarantee of principal. See "Prohibited Investments;" or

o        The owner changes to a recordkeeper that is not approved by us.

If we waive our rights to terminate the contract under any provision of this section at any time, such waiver will not be considered a precedent and will not prohibit us from exercising the right to terminate this contract, for the reasons noted above, at any future time.

Procedures at contract termination
On the contract termination date, we will withdraw any outstanding charges, including any contract administrative charges, from the contract value. A withdrawal charge may apply and be payable by the owner on account of any termination under this provision and will be deducted from the first termination payment. (See "Charges.")

At the owner's option, we will pay the contract value in a lump sum or in annual installment payouts according to the table under "Withdrawals by owner for transfer of funds" above. A lump sum payout will be subject to an applicable MVA to the fixed account value. If the owner does not select an option, we will pay the contract value to you under the installment option.

The annuity payout period

When a plan participant reaches his or her retirement date, the owner of the contract may select one of the annuity payout plans outlined below or the owner and IDS Life will mutually agree on other payout arrangements. No withdrawal charges are deducted under the payout plans listed below.

Retirement payouts will be made on a fixed basis. We will make these retirement payouts under a supplemental fixed immediate annuity in the form customarily offered by us at the time of purchase.

Annuity payout plans
The owner may choose any one of these annuity payout plans by giving us written instructions at least 30 days before contract values are to be used to purchase the payout plan.

o Plan A - Life annuity - no refund: Monthly payouts are made until the annuitant's death. Payouts end with the last payout before the annuitant's death; no further payouts will be made. This means that if the annuitant dies after only one monthly payout has been made, no more payouts will be made.

o Plan B - Life annuity with five, 10 or 15 years certain: Monthly payouts are made for a guaranteed payout period of five, 10 or 15 years that you elect. This election will determine the length of the payout period to the beneficiary if the annuitant should die before the elected period has expired. The guaranteed payout period is calculated from the retirement date. If the annuitant outlives the elected guaranteed payout period, payouts will continue until the annuitant's death.

o Plan C - Life annuity - installment refund: Monthly payouts are made until the annuitant's death, with our guarantee that payouts will continue for some period of time. Payouts will be made for at least the number of months determined by dividing the amount applied under this option by the first monthly payout, whether or not the annuitant is living.

o Plan D - Joint and last survivor life annuity - no refund: Monthly payouts are made while both the annuitant and a joint annuitant are living. If either annuitant dies, monthly payouts continue at the full amount until the death of the surviving annuitant. Payouts end with the death of the second annuitant.

o Plan E - Payouts for a specified period: Monthly payouts are made for a specific payout period of 10 to 30 years that you elect. Payouts will be made only for the number of years specified whether the annuitant is living or not. Depending on the time period selected, it is foreseeable that an annuitant can outlive the payout period selected. In addition, a 10% IRS penalty tax could apply under this payout plan. (See "Taxes.")

Restrictions on payout options:

Since the contract is issued in connection with plans that meet the requirements of code section 401 (including 401(k)) and 457, the payout schedule must meet the applicable requirements of the particular plan and of the code, including the distribution and incidental death benefit requirements. In general, the plan must provide for retirement payouts:

o        over the life of the participant;
o        over the joint lives of the participant and a designated beneficiary;
o        for a period not exceeding the life expectancy of the participant; or
o for a period not exceeding the joint life expectancies of the participant and a designated beneficiary.

If monthly payouts would be less than $20: We will calculate the amount of monthly payouts at the time the immediate annuity is purchased to provide retirement payouts. If the calculations show that monthly payouts would be less than $20, we have the right to pay the contract value to the owner in a lump sum.

Taxes

Tax treatment of IDS Life and the variable accounts: IDS Life is taxed as a life insurance company under the Code. Although the operations of the variable accounts are accounted for separately from other operations of IDS Life for purposes of federal income taxation, the variable accounts are not taxable as entities separate from IDS Life. Under existing federal income tax laws, the income and capital gains of the variable accounts, to the extent applied to increase reserves under the contracts, are not taxable to IDS Life.

Taxation of annuities in general: Generally, there is no tax to a participant on contributions made by the owner to the contract or on any increases in the value of the contract. However, when distribution to a participant occurs, the distribution will be subject to taxation (except contributions that were made with after-tax dollars).

Penalties: If participants receive amounts from the contract before reaching age 59-1/2, they may have to pay a 10% IRS penalty on the amount includable in their ordinary income. However, this penalty will not apply to any amount received by the participant or designated beneficiary:
o because of the participant's death;
o because the participant becomes disabled (as defined in the Code);
o if the distribution is part of a series of substantially equal periodic payments after separation from service, made at least annually, over the participant's life or life expectancy (or joint lives or life expectancies of the participant and designated beneficiary);
o if the participant retires under the plan during or after the year he or she attains age 55; or
o if the payout is a 457 plan distribution.

Other penalties or exceptions may apply if distributions are made from the annuity before your plan specifies that payouts can be made.

Withholding: If the participant receives a distribution, mandatory 20% income tax withholding generally will be imposed at the time the payout is made. Any withholding that is done represents a prepayment of the participant's tax due for the year and the participant will take credit for such amounts when filing an annual tax return. This mandatory withholding will not be imposed if: o instead of receiving the distribution check, the participant elects to have the distribution rolled over directly to an IRA or another eligible plan;
o the payout is one in a series of substantially equal periodic payouts, made at least annually, over the participant's life or life expectancy (or the joint lives or life expectancies of the participant and designated beneficiary) or over a specified period of 10 years or more;
o        the payout is a minimum distribution required under the Code; or
o        the payout is a 457 plan distribution.

Payouts made to a surviving spouse instead of being directly rolled over to an IRA may also be subject to 20% income tax withholding.

If a distribution is made to the participant from a contract offered under a
Section 457 plan (deferred compensation plan of state and local governments and tax-exempt organizations), withholding is computed using payroll methods, depending upon the type of payment.

Elective withholding: If the distribution is not subject to mandatory withholding as described above, the participant can elect not to have any withholding occur. To do this we must be provided with a valid Social Security Number or Taxpayer Identification Number.

If this election is not made and if the payout is part of an annuity payout plan, the amount of withholding generally is computed using payroll tables. Please send us a statement of how many exemptions to use in calculating the withholding. If the distribution is any other type of payment (such as a partial or full withdrawal), withholding is computed using 10% of the taxable portion.

Some states also impose withholding requirements similar to the federal withholding described above. If this should be the case, any payments from which federal withholding is deducted may also have state withholding deducted.

The withholding requirements may differ if payment is being made to a non-U.S. citizen or if the payment is being delivered outside the United States.

Important: Our discussion of federal tax laws is based upon our understanding of these laws as they are currently interpreted. Federal tax laws or current interpretations of them may change. For this reason and because tax consequences are complex and highly individual and cannot always be anticipated, please consult a tax advisor regarding any questions about taxation of the annuity contract.

Tax qualification

The contract is intended to qualify as an annuity contract for federal income tax purposes. To that end, the provisions of this contract are to be interpreted to ensure or maintain such tax qualification, notwithstanding any other provisions to the contrary. We reserve the right to amend this contract to reflect any clarifications that may be needed or are appropriate to maintain such qualification or to conform this contract to any applicable changes in the tax qualification requirements. We will send the owner a copy of any such amendment.

Voting rights

The contract owner or other authorized party with investments in the variable account(s) may vote on important mutual fund policies. We will vote fund shares according to the instructions we receive.

The number of votes is determined by applying the percentage interest in each variable account to the total number of votes allowed to the account.

We calculate votes separately for each account not more than 60 days before a shareholders' meeting. Notice of these meetings, proxy materials and a statement of the number of votes to which the voter is entitled, will be sent.

We will vote shares for which we have not received instructions in the same proportion as the votes for which we have received instructions. We also will vote the shares for which we have voting rights in the same proportion as the votes for which we have received instructions.

Other contractual provisions

Modification

Upon notice to the owner, the contract may be modified by IDS Life if such modification:
o is necessary to make the contract or the variable accounts comply with any law or regulation issued by a governmental agency to which we or the variable accounts are subject;
o is necessary to assure continued qualification of the contract under the Code or other federal or state laws relating to retirement annuities or annuity contracts;
o        is necessary to reflect a change in the variable accounts; or
o        provides additional accumulation options for the variable accounts.

In the event of any such modification, we may make appropriate endorsement to the contract to reflect such modification.

Prohibited investments
While the contract is in force, and prior to any withdrawal or contract termination, the owner will not offer under the plan as a funding vehicle to which future contributions may be made any of the following:
o guaranteed investment contracts;
o bank investment contracts;
o annuity contracts with fixed and/or variable accounts; or
o funding vehicles providing a guarantee of principal.

IDS Life reserves the right to terminate the contract if one or more of these prohibited investments is offered.

Proof of condition or event
Where any payments under the contract depend on the recipient being alive and/or being a certain age on a given date, or depend on the occurrence of a specific event, IDS Life may require proof satisfactory to it that such a condition has been met prior to making the payment.

Distribution of contracts

IDS Life is the principal underwriter for the contracts. We are registered with the SEC under the Securities Exchange Act of 1934 (1934 Act) as a broker-dealer and are a member of the National Association of Securities Dealers, Inc.

We may enter into distribution agreements with certain broker-dealers registered under the 1934 Act. We will pay a maximum commission of 7% for the sale of a contract. In addition, we may pay a service commission when the owner maintains the contract in force.

Recordkeeper

We provide a contract to fund plans that meet the requirements of Code Sections 401 (including 401(k)) and 457. We do not provide any administrative or recordkeeping services in connection with the Plan. We will rely on information and/or instructions provided by the Plan administrator and/or recordkeeper in order to properly administer the contract. For this reason, any person or entity authorized by the owner to administer recordkeeping services for the Plan and participants must be approved by IDS Life.

Additional information about IDS Life

Selected financial data
The following selected financial data for IDS Life and its subsidiaries should be read in conjunction with the consolidated financial statements and notes.

                                                     Years ended Dec. 31, (thousands)
                                    1997            1996           1995            1994           1993

Premiums                        $   206,494    $   182,921     $   161,530    $   144,640     $   127,245

Net investment income             1,988,389      1,965,362       1,907,309      1,781,873       1,783,219

Net gain (loss) on investments          860           (159)         (4,898)        (4,282)         (6,737)

Other                               682,618        574,341         472,035        384,105         304,344

Total revenues                  $ 2,878,361    $ 2,722,465     $ 2,535,976    $ 2,306,336     $ 2,208,071

Income before income taxes      $   680,911    $   621,714     $   560,782    $   512,512     $   412,726

Net income                      $   474,247    $   414,576     $   364,940    $   336,169     $   270,079

Total assets                    $52,974,124    $47,305,981     $42,900,078    $35,747,543     $33,057,753

Management's discussion and analysis of consolidated financial condition and results of operations

Results of operations

1997 compared to 1996:

Consolidated net income increased 14% to $474 million in 1997, compared to $415 million in 1996. Earnings growth resulted primarily from increases in management fees and policyholder and contractholder charges. These increases reflect higher average insurance and annuities in force during 1997.

Consolidated income before income taxes totaled $681 million in 1997, compared with $622 million in 1996. In 1997, $179 million was from the life, disability income and long-term care insurance segment, compared with $161 million in 1996 and $502 million was from the annuity segment, compared with $461 million in 1996.

Total premiums received decreased to $5.2 billion in 1997, compared with $6.1 billion in 1996. This decrease is primarily due to a decrease in sales of fixed annuities in 1997.

Total revenues increased to $2.9 billion in 1997, compared with $2.7 billion in 1996. The increase is primarily due to increases in net investment income, policyholder and contractholder charges, and management fees. Net investment income, the largest component of revenues, increased slightly from the prior year, reflecting slight increases in investments owned and investment yields.

Policyholder and contractholder charges, which consist primarily of cost of insurance charges on universal life-type policies, increased 13% to $342 million in 1997, compared with $303 million in 1996. This increase reflects increased total life insurance in force which grew 12% to $75 billion at Dec. 31, 1997.

Management and other fees increased 26% to $341 million in 1997, compared with $271 million in 1996. This is primarily due to an increase in separate account assets, which grew 25% to $23 billion at Dec. 31, 1997, due to market appreciation and sales. The Company provides investment management services for the mutual funds used as investment options for variable annuities and variable life insurance. The Company also receives a mortality and expense risk fee from the separate accounts.

Total benefits and expenses increased slightly to $2.2 billion in 1997. The largest component of expenses, interest credited to policyholder accounts for universal life-type insurance and investment contracts, remained steady at $1.4 billion. DAC increased to $323 million compared to $279 million in 1996. These increases were due primarily to increased aggregate amounts in force.

1996 compared to 1995:

Consolidated net income increased 14% to $415 million in 1996, compared to $365 million in 1995. Earnings growth resulted primarily from increases in management fees and policyholder and contractholder charges partially offset by a slight decrease in investment margins. These increases reflect increased average insurance and annuities in force during 1996. Investment margins were below prior year levels primarily due to increasing interest credited rates throughout 1996.

Consolidated income before income taxes totaled $622 million in 1996, compared with $561 million in 1995. In 1996, $161 million was from the life, disability income and long-term care insurance segment, compared with $125 million in 1995. In 1996, $461 million was from the annuity segment, compared with $440 million in 1995.

Total premiums received increased to $6.1 billion in 1996, compared with $5.0 billion in 1995. This increase is primarily due to an increase in sales of variable annuities in 1996.

Total revenues increased to $2.7 billion in 1996, compared with $2.5 billion in 1995. The increase is primarily due to increases in net investment income, policyholder and contractholder charges, and management fees. Net investment income, the largest component of revenues, increased from the prior year, reflecting a slight increase in investments owned.

Policyholder and contractholder charges, which consist primarily of cost of insurance charges on universal life-type policies, increased 18% to $303 million in 1996, compared with $256 million in 1995. This increase reflects increased total life insurance in force which grew 13% to $67 billion at Dec. 31, 1996.

Management and other fees increased 26% to $271 million in 1996, compared with $216 million in 1995. This is primarily due to an increase in separate account assets, which grew 24% to $19 billion at Dec. 31, 1996, due to market appreciation and sales. The Company provides investment management services for the mutual funds used as investment options for variable annuities and variable life insurance. The Company also receives a mortality and expense risk fee from the separate accounts.

Total benefits and expenses increased slightly to $2.1 billion in 1996. The largest component of expenses, interest credited to policyholder accounts for universal life-type insurance and investment contracts, increased to $1.4 billion. This was due to increased aggregate amounts in force and an increase in average interest credited rates.

Risk management

The Company primarily invests in fixed income securities over a broad range of maturities for the purpose of providing fixed annuity clients with a competitive rate of return on their investments while minimizing risk, and to provide a dependable and targeted spread between the interest rate earned on investments and the interest rate credited to clients' accounts. The Company does not invest in securities to generate trading profits.

The Company has an investment committee that holds regularly scheduled meetings and, when necessary, special meetings. At these meetings, the committee reviews models projecting different interest rate scenarios and their impact on profitability. The objective of the committee is to structure the investment security portfolio based upon the type and behavior of products in the liability portfolio so as to achieve targeted levels of profitability.

Rates credited to clients' accounts are generally reset at shorter intervals than the maturity of underlying investments. Therefore, margins may be negatively impacted by increases in the general level of interest rates. Part of the committee's strategy includes the purchase of some types of derivatives, such as interest rate caps and swaps, for hedging purposes. These derivatives protect margins by increasing investment returns if there is a sudden and severe rise in interest rates, thereby mitigating the impact of an increase in rates credited to clients' accounts.

The amount of the fee income the Company receives is based upon the daily market value of the separate account and mutual fund assets. As a result, the Company's fee income could be impacted significantly by a decline in the equity markets. Another part of the committee's strategy is to enter into index option collars (combinations of puts and calls) for hedging purposes. These derivatives protect fee income by providing option income when there is a significant decline in the equity markets, which mitigates the impact of the corresponding decline in separate account and mutual fund assets. The Company finances the cost of this protection through selling a portion of the upside potential from an increasing market through written options.

Liquidity and capital resources

The liquidity requirements of the Company are met by funds provided by premiums, investment income, proceeds from sales of investments as well as maturities and periodic repayments of investment principal.

The primary uses of funds are policy benefits, commissions and operating expenses, policy loans, dividends and investment purchases.

The Company has an available line of credit with its parent aggregating $100 million. The line of credit is used strictly as short-term sources of funds. No borrowings were outstanding under the agreement at Dec. 31, 1997. At Dec. 31, 1997, outstanding reverse repurchase agreements totaled $163 million.

At Dec. 31, 1997, investments in fixed maturities comprised 83% of the Company's total invested assets. Of the fixed maturity portfolio, approximately 40% is invested in GNMA, FNMA and FHLMC mortgage-backed securities which are considered AAA/Aaa quality.

At Dec. 31, 1997, approximately 11% of the Company's investments in fixed maturities were below investment grade bonds. These investments may be subject to a higher degree of risk than the investment grade issues because of the borrower's generally greater sensitivity to adverse economic conditions, such as recession or increasing interest rates, and in certain instances, the lack of an active secondary market. Expected returns on below investment grade bonds reflect consideration of such factors. The Company has identified those fixed maturities for which a decline in fair value is determined to be other than temporary, and has written them down to fair value with a charge to earnings.

At Dec. 31, 1997, net unrealized appreciation on fixed maturities held to maturity included $445 million of gross unrealized appreciation and $17 million of gross unrealized depreciation. Net unrealized appreciation on fixed maturities available for sale included $399 million of gross unrealized appreciation and $37 million of gross unrealized depreciation.

At Dec. 31, 1997, the Company had an allowance for losses for mortgage loans totaling $39 million and for real estate investments totaling $6 million.

The economy and other factors have caused an increase in the number of insurance companies that are under regulatory supervision. This circumstance has resulted in an increase in assessments by state guaranty associations to cover losses to policyholders of insolvent or rehabilitated companies. Some assessments can be partially recovered through a reduction in future premium taxes in certain states. The Company established an asset for guaranty association assessments paid to those states allowing a reduction in future premium taxes over a reasonable period of time. The asset is being amortized as premium taxes are reduced. The Company has also estimated the potential effect of future assessments on the Company's financial position and results of operations and has established a reserve for such potential assessments. The Company has not adopted Statement of Position 97-3 providing guidance when an insurer should recognize a liability for guaranty fund assessments. The SOP is effective for fiscal years beginning after Dec. 15, 1998. Adoption will not have a material impact on the Company's results of operations or financial condition.

In the first quarter of 1998, the Company paid a $60 million dividend to its parent. In 1997, dividends paid to its parent were $200 million.

The National Association of Insurance Commissioners has established risk-based capital standards to determine the capital requirements of a life insurance company based upon the risks inherent in its operations. These standards require the computation of a risk-based capital amount which is then compared to a company's actual total adjusted capital. The computation involves applying factors to various statutory financial data to address four primary risks: asset default, adverse insurance experience, interest rate risk and external events. These standards provide for regulatory attention when the percentage of total adjusted capital to authorized control level risk-based capital is below certain levels. As of Dec. 31, 1997, the Company's total adjusted capital was well in excess of the levels requiring regulatory attention.

Year 2000 issue

The Year 2000 issue is the result of computer programs having been written using two digits rather than four to define a year. Any programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than 2000. This could result in the failure of major systems or miscalculations, which could have a material impact on the operations of the Company. All of the systems used by the Company are maintained by AEFC and are utilized by multiple subsidiaries and affiliates of AEFC. The Company's business is heavily dependent upon AEFC's computer systems and has significant interactions with systems of third parties.

A comprehensive review of AEFC's computer systems and business processes, including those specific to the Company, has been conducted to identify the major systems that could be affected by the Year 2000 issue. Steps are being taken to resolve any potential problems including modification to existing software and the purchase of new software. These measures are scheduled to be completed and tested on a timely basis. AEFC's goal is to complete internal remediation and testing of each system by the end of 1998 and to continue compliance efforts through 1999.

AEFC is evaluating the Year 2000 readiness of advisors and other third parties whose system failures could have an impact on the Company's operations. The potential materiality of any such impact is not known at this time.

Segment information

The Company's operations consist of two business segments: Individual and group life, disability income and long-term care insurance; and fixed and variable annuity products designed for individuals, pension plans, small businesses and employer-sponsored groups. The Company is not dependent upon any single customer and no single customer accounted for more than 10% of revenue in 1997, 1996 or 1995. Additionally, no single distributor accounted for more than 10% of premiums received in 1997, 1996 or 1995. (See Note 10, Segment information, in the "Notes to Consolidated Financial Statements".)

Reinsurance

Reinsurance arrangements are used to reduce exposure to large losses. The maximum amount of risk retained by IDS Life on any one life is $750,000 of life and waiver of premium benefits plus $50,000 of accidental death benefits. The excesses are reinsured with other life insurance companies. At Dec. 31, 1997, traditional life and universal life-type insurance in force aggregated $75 billion, of which $4 billion was reinsured.

Reserves

In accordance with the insurance laws and regulations under which IDS Life operates, it is obligated to carry on its books, as liabilities, actuarially determined reserves to meet its obligations on its outstanding life and health insurance policies and annuity contracts. Reserves for policies and contracts are based on mortality and morbidity tables in general use in the United States. These reserves are computed amounts that, with additions from premiums to be received, and with interest on such reserves compounded annually at assumed rates, will be sufficient to meet IDS Life's policy obligations at their maturities or in the event of an insured's death. In the accompanying financial statements, these reserves are determined in accordance with generally accepted accounting principles. (See Note 1, "Liabilities for future policy benefits," in the "Notes to Consolidated Financial Statements.")

Investments

Of IDS Life's consolidated total investments of $27 billion at Dec. 31, 1997, 34% was invested in mortgage-backed securities, 48% in corporate and other bonds, 14% in primary mortgage loans on real estate, 2% in policy loans and the remaining 2% in other investments.

Competition

IDS Life is engaged in a business that is highly competitive due to the large number of stock and mutual life insurance companies and other entities marketing insurance products. There are over 1,700 stock, mutual and other types of insurers in the life insurance business. Best's Insurance Reports, Life-Health edition, 1997, assigned IDS Life one of its highest classifications, A+ (Superior).

Employees

As of Dec. 31, 1997, IDS Life and its subsidiaries had 303 employees; including 245 employed at the corporate office in Minneapolis, MN, 8 employed at the American Centurion Life Assurance Company, located in Albany, NY and 50 employed at IDS Life Insurance Company of New York, located in Albany, NY.

Properties

IDS Life occupies office space in Minneapolis, MN, which is rented by its parent, AEFC. IDS Life reimburses AEFC for rent based on direct and indirect allocation methods. Facilities occupied by IDS Life and our subsidiaries are believed to be adequate for the purposes for which they are used and are well maintained.

State Regulation

IDS Life is subject to the laws of the State of Minnesota governing insurance companies and to the regulations of the Minnesota Department of Commerce. An annual statement in the prescribed form is filed with the Minnesota Department of Commerce each year covering our operation for the preceding year and its financial condition at the end of such year. Regulation by the Minnesota Department of Commerce includes periodic examination to determine IDS Life's contract liabilities and reserves so that the Minnesota Department of Commerce may certify that these items are correct. The Company's books and accounts are subject to review by the Minnesota Department of Commerce at all times. Such regulation does not, however, involve any supervision of the account's management or the company's investment practices or policies. In addition, IDS Life is subject to regulation under the insurance laws of other jurisdictions in which it operates. A full examination of IDS Life's operations is conducted periodically by the National Association of Insurance Commissioners.

Under insurance guaranty fund laws, in most states, insurers doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. Most of these laws do provide however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength.

Directors and executive officers*

The directors and principal executive officers of IDS Life and the principal occupation of each during the last five years is as follows:

Directors

David R. Hubers
Born in 1943

Director since September 1989; president and chief executive officer, AEFC, since August 1993, and director since January 1984. Senior vice president, Finance and chief financial officer, AEFC, from January 1984 to August 1993.

Richard W. Kling
Born in 1940

Director since February 1984; president since March 1994. Executive vice president, Marketing and Products, from January 1988 to March 1994. Senior vice president, AEFC, since May 1994. Director of IDS Life Series Fund, Inc. and chairman of the board of managers and president of IDS Life Variable Annuity Funds A and B.

Paul F. Kolkman
Born in 1946

Director since May 1984; executive vice president since March 1994; vice president, Finance, from May 1984 to March 1994; vice president, AEFC, since January 1987. Vice president and chief actuary of IDS Life Series Fund, Inc.

James A. Mitchell
Born in 1941

Chairman of the board since March 1994; director since July 1984; chief executive officer since November 1986; president from July 1984 to March 1994; executive vice president, AEFC, since March 1994; director, AEFC, since July 1984; senior vice president, AEFC, from July 1984 to March 1994.

Barry J. Murphy
Born in 1951

Director and executive vice president, Client Service, since March 1994; senior vice president, AEFC, since May 1994; senior vice president, Travel Related Services (TRS), a subsidiary of American Express Company, from July 1992 to April 1994; vice president, TRS, from November 1989 to July 1992.

Stuart A. Sedlacek
Born in 1957

Director and executive vice president, Assured Assets, since March 1994; vice president, AEFC, since September 1988.

Officers other than directors

Jeffrey S. Horton
Born in 1961

Vice president and treasurer since December 1997; vice president and corporate treasurer, AEFC, since December 1997; controller, American Express Technologies
- Financial Services, AEFC, from July 1997 to December 1997; controller, Risk Management Products, AEFC from May 1994 to July 1997; director of finance and analysis, Corporate Treasury, AEFC, from June 1990 to May 1994.

William A. Stoltzmann
Born in 1948

Vice president, general counsel and secretary since 1989; vice president and assistant general counsel, AEFC, since November 1985. Vice president, general counsel and secretary, American Enterprise Life Insurance Company, American Partners Life Insurance Company.

*The address for all of the directors and principal officers is:
 IDS Tower 10, Minneapolis, MN  55440-0010.

Executive compensation

Executive officers of IDS Life also may serve one or more affiliated companies. The following table reflects cash compensation paid to the five most highly compensated executive officers as a group for services rendered in 1997 to IDS Life and its affiliates. The table also shows the total cash compensation paid to all executive officers of IDS Life, as a group, who were executive officers at any time during 1997.

Name of individual or number in                                    Cash
group                                Position held                 compensation

Five most highly compensated executive officers as a group:        $8,616,958

James A. Mitchell           Chairman of the Board and Chief
                            Exec. Officer

Richard W. Kling            President

Stuart A. Sedlacek          Exec. Vice President,
                            Assured Assets

Pamela J. Moret             Exec. Vice President,
                            Variable Assets

Barry J. Murphy             Executive Vice President,
                            Client Service

All executive officers as a group                                   $12,523,043
(10)

Security ownership of management

IDS Life's directors and officers do not beneficially own any outstanding shares of stock of the company. All of the outstanding shares of stock of IDS Life are beneficially owned by its parent, AEFC. The percentage of shares of AEFC owned by any director, and by all directors and officers of IDS Life as a group, does not exceed 1% of the class outstanding.

Legal proceedings and opinion

A number of lawsuits have been filed against life and health insurers in jurisdictions in which IDS Life and its subsidiaries do business involving insurers' sales practices, alleged agent misconduct, failure to properly supervise agents, and other matters. In December 1996, an action of this type was brought against IDS Life and its parent, AEFC. A second action was filed in March 1997. The plaintiffs purport to represent a class consisting of all persons who replaced existing IDS Life policies with new IDS Life policies from and after January 1, 1985. The complaint puts at issue various alleged sales practices and misrepresentations, alleged breaches of fiduciary duties and alleged violations of consumer fraud statutes. Plaintiffs seek damages in an unspecified amount and seek to establish a claims resolution facility for the determination of individual issues.

IDS Life believes it has meritorious defenses to these and other actions arising in connection with the conduct of its business activities and intends to defend them vigorously. IDS Life believes that it is not party to, nor are any of its properties the subject of, any pending legal proceedings which would have a material adverse effect on its consolidated financial condition.

Legal matters in connection with federal laws and regulations affecting the issue and sale of the contracts described in this prospectus and the organization of IDS Life, its authority to issue contracts under Minnesota law and the validity of the forms of the contracts under Minnesota law have been passed on by counsel to IDS Life.

Experts

The consolidated financial statements of IDS Life Insurance Company at Dec. 31, 1997 and 1996, and for each of the three years in the period ended Dec. 31, 1997, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the registration statement, and is included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

Appendix

1.       Assume: contract effective date of October 1, 1993
         contract termination date of July 1, 1998
         contract year at termination is 5

         Purchase Payments    Initial   Current       Accumulation
Year                          Rate      Rate          Account Value

1            $10,000          6.50%     6.25%             $12,560
2              8,000          6.00      6.25                9,870
3             12,000          6.25      6.25               13,960
4             15,000          7.50      6.75               16,660
5             20,000          6.50      6.50               20,640

Total Accumulation Account Value                     =  $       73,690
Withdrawal Charge = .03 x 73,690                     =           2,211
Fixed Account Value = 73,690 - 2,211                 =          71,479
Weighted Average Interest Rate                       =          6.433%
Interest Rate on New Purchase Payments               =           6.750

MVA = $71,479 x (.06433 - .06750) x 5.0              =  $   (1,132.94)

Market Value = 71,479 - 1,132.94                     =       70,346.06

2. Assume: contract effective date of January 15, 1994 contract termination date of September 20, 1996 contract year at termination is 3

         Purchase Payments    Initial        Current    Accumulation
Year                          Rate           Rate       Account Value

1            $15,000          7.00%          6.25%          $17,710
2             20,000          6.50           6.00            22,140
3             25,000          5.50           5.50            25,910

Total Accumulation Account Value                 =  $       65,760
Withdrawal Charge = .05 x 65,760                 =           3,288
Fixed Account Value = 65,760 - 3,288             =          62,472
Weighted Average Interest Rate                   =          5.870%
Interest Rate on New Purchase Payments           =           5.250

MVA = $62,472 x (.05870 - .05250) x 6            =  $     2,323.96

Market Value = 62,472 + 2,323.96                 =       64,795.96

IDS Life financial information

The financial statements shown below are those of the insurance company and not those of any other entity. They are included in the prospectus for the purpose of informing investors as to the financial condition of the insurance company and its ability to carry out its obligations under its variable contracts.

Report of Independent Auditors
The Board of Directors
IDS Life Insurance Company



We have audited the accompanying consolidated balance sheets of IDS Life Insurance Company (a wholly owned subsidiary of American Express Financial Corporation) as of December 31, 1997 and 1996 and the related consolidated statements of income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IDS Life Insurance Company at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.




Ernst & Young LLP
Minneapolis, Minnesota
February 5, 1998

IDS Life Financial Information


                          IDS LIFE INSURANCE COMPANY
                         CONSOLIDATED BALANCE SHEETS


                                                    Dec. 31,     Dec. 31,
ASSETS                                                1997         1996
                                                         (thousands)
Investments:
Fixed maturities:
Held to maturity, at amortized cost (Fair value:
1997, $9,743,410; 1996, $10,521,650)              $9,315,450       $10,236,379
Available for sale, at fair value (Amortized cost:
1997, $12,515,030; 199, $11,008,622)              12,876,694        11,146,845
Mortgage loans on real estate                      3,618,647         3,493,364
Policy loans                                         498,874           459,902
Other investments                                    318,591           251,465
Total investments                                 26,628,256        25,587,955
Cash and cash equivalents                             19,686           224,603
Amounts recoverable from reinsurers                  205,716           157,722
Amounts due from brokers                               8,400            11,047
Other accounts receivable                             37,895            44,089
Accrued investment income                            357,390           343,313
Deferred policy acquisition costs                  2,479,577         2,330,805
Deferred income taxes, net                                --            33,923
Other assets                                          22,700            37,364
Separate account assets                           23,214,504        18,535,160
Total assets                                     $52,974,124       $47,305,981
                                                   =========         =========

                          IDS LIFE INSURANCE COMPANY
                   CONSOLIDATED BALANCE SHEETS (continued)


                                                   Dec. 31,        Dec. 31
LIABILITIES AND STOCKHOLDER'S EQUITY                1997             1996
                                                          (thousands)


Liabilities:
Future policy benefits:
Fixed annuities                                  $22,009,747      $21,838,008
Universal life-type insurance                      3,280,489        3,177,149
Traditional life insurance                           213,676          209,685
Disability income and long-term care insurance       533,124          424,200
Policy claims and other policyholders' funds          68,345           83,634
Deferred income taxes, net                            61,582               --
Amounts due to brokers                               381,458          261,987
Other liabilities                                    345,383          332,078
Separate account liabilities                      23,214,504       18,535,160
Total liabilities                                 50,108,308       44,861,901
Stockholder's equity:
Capital stock, $30 par value per share;
100,000 shares authorized, issued and outstanding      3,000            3,000
Additional paid-in capital                           290,847          283,615
Net unrealized gain on investments                   226,359           86,102
Retained earnings                                  2,345,610        2,071,363
Total stockholder's equity                         2,865,816        2,444,080
Total liabilities and stockholder's equity       $52,974,124      $47,305,981
                                                   =========        =========
See accompanying notes.

                             IDS LIFE INSURANCE COMPANY
                         CONSOLIDATED STATEMENTS OF INCOME


                                                           Years ended Dec. 31,
                                                      1997        1996       1995
                                                               (thousands)
Revenues:
Premiums:
Traditional life insurance                        $  52,473    $  51,403      $ 50,193
Disability income and long-term care insurance      154,021      131,518       111,337

Total premiums                                      206,494      182,921       161,530

Policyholder and contractholder charges             341,726      302,999       256,454
Management and other fees                           340,892      271,342       215,581
Net investment income                             1,988,389    1,965,362     1,907,309
Net realized gain (loss) on investments                 860         (159)       (4,898)

Total revenues                                    2,878,361    2,722,465     2,535,976

Benefits and expenses:
Death and other benefits:
Traditional life insurance                           28,951       26,919        29,528
Universal life-type insurance
and investment contracts                             92,814       85,017        71,691
Disability income and
long-term care insurance                             22,333       19,185        16,259
Increase (decrease) in liabilities for
future policy benefits:
Traditional life insurance                            3,946        1,859        (1,315)
Disability income and
long-term care insurance                             63,631       57,230        51,279

Interest credited on universal life-type
insurance and investment contracts                1,386,448    1,370,468     1,315,989
Amortization of deferred policy acquisition costs   322,731      278,605       280,121
Other insurance and operating expenses              276,596      261,468       211,642

Total benefits and expenses                       2,197,450    2,100,751     1,975,194

Income before income taxes                          680,911      621,714       560,782

Income taxes                                        206,664      207,138       195,842

Net income                                       $  474,247   $  414,576    $  364,940
                                                   ========     ========       =======

See accompanying notes.

                             IDS LIFE INSURANCE COMPANY
                  CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
                          Three years ended Dec. 31, 1997
                                    (thousands)


                                            Additional  Net Unrealized
                                 Capital     Paid-In     Gain (Loss) on   Retained
                                  Stock      Capital    on Investments    Earnings     Total

Balance, Dec. 31, 1994            3,000       222,000      (275,708)     1,639,399   1,588,691
Net income                           --            --            --        364,940     364,940
Change in net unrealized
gain (loss) on investments           --            --       505,837             --     505,837
Capital contribution from parent     --        56,814            --             --      56,814
Loss on reinsurance transaction
with affiliate                       --            --            --         (4,574)     (4,574)
Cash dividends                       --            --            --       (180,000)   (180,000)

Balance, Dec. 31, 1995            3,000       278,814       230,129      1,819,765   2,331,708
Net income                           --            --            --        414,576     414,576
Change in net unrealized
gain (loss) on investments           --            --      (144,027)            --    (144,027)
Capital contribution from parent     --         4,801            --             --       4,801
Other changes                        --            --            --          2,022       2,022
Cash dividends                       --            --            --       (165,000)   (165,000)

Balance, Dec. 31, 1996           $3,000      $283,615      $ 86,102     $2,071,363  $2,444,080
Net income                           --            --            --        474,247     474,247
Change in net unrealized
gain (loss) on investments           --            --       140,257             --     140,257
Capital contribution from parent     --         7,232            --             --       7,232
Cash dividends                       --            --            --       (200,000)   (200,000)

Balance, Dec. 31, 1997           $3,000      $290,847      $226,359     $2,345,610  $2,865,816
                                  =====       =======       =======      =========    ========

See accompanying notes.

                             IDS LIFE INSURANCE COMPANY
                       CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                       Years ended Dec. 31,
                                                  1997         1996          1995
                                                             (thousands)
Cash flows from operating activities:
Net income                                     $ 474,247    $ 414,576     $ 364,940
Adjustments to reconcile net income to
net cash provided by (used in) operating activities:
Policy loan issuance, excluding universal
life-type insurance                              (54,665)     (49,314)      (46,011)
Policy loan repayment, excluding universal
life-type insurance                               46,015       41,179        36,416
Change in amounts recoverable from reinsurers    (47,994)     (43,335)      (34,083)
Change in other accounts receivable                6,194       (4,981)       12,231
Change in accrued investment income              (14,077)       4,695       (30,498)
Change in deferred policy acquisition
costs, net                                      (156,486)    (294,755)     (196,963)
Change in liabilities for future policy
benefits for traditional life,
disability income and
long-term care insurance                         112,915       97,479        85,575
Change in policy claims and other
policyholders' funds                             (15,289)      27,311         6,255
Change in deferred income tax provision (benefit) 19,982      (65,609)      (33,810)
Change in other liabilities                       13,305       46,724        (6,548)
(Accretion of discount)
amortization of premium, net                      (5,649)     (23,032)      (22,528)
Net realized (gain) loss on investments             (860)         159         4,898
Policyholder and contractholder
charges, non-cash                               (160,885)    (154,286)     (140,506)
Other, net                                         7,161      (10,816)        3,849

Net cash provided by (used in) operating
activities                                     $ 223,914    $ (14,005)     $  3,217

                             IDS LIFE INSURANCE COMPANY
                 CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)


                                                         Years ended Dec. 31,
                                                  1997             1996          1995
                                                               (thousands)
Cash flows from investing activities:
Fixed maturities held to maturity:
Purchases                                       $     (1,996)  $  (43,751)  $ (1,007,208)
Maturities, sinking fund payments and calls          686,503      759,248        538,219
 Sales                                               236,761      279,506        332,154
Fixed maturities available for sale:
Purchases                                         (3,160,133)  (2,299,198)    (2,452,181)
Maturities, sinking fund payments and calls        1,206,213    1,270,240        861,545
Sales                                                457,585      238,905        136,825
Other investments, excluding policy loans:
Purchases                                           (524,521)    (904,536)      (823,131)
Sales                                                335,765      236,912        160,521
Change in amounts due from brokers                     2,647      (11,047)         7,933
Change in amounts due to brokers                     119,471      140,369       (105,119)

Net cash used in investing activities               (641,705)    (333,352)    (2,350,442)

Cash flows from financing activities:
Activity related to universal life-type insurance
and investment contracts:
Considerations received                            2,785,758    3,567,586      4,189,525
Surrenders and death benefits                     (3,736,242)  (4,250,294)    (3,141,404)
Interest credited to account balances              1,386,448    1,370,468      1,315,989
Universal life-type insurance policy loans:
Issuance                                             (84,835)     (86,501)       (84,700)
Repayment                                             54,513       58,753         52,188
Capital contribution from parent                       7,232        4,801             --
Dividends paid                                      (200,000)    (165,000)      (180,000)

Net cash provided by financing activities            212,874      499,813      2,151,598

Net (decrease) increase in cash and
cash equivalents                                    (204,917)     152,456       (195,627)

Cash and cash equivalents at
beginning of year                                    224,603       72,147        267,774

Cash and cash equivalents at
end of year                                         $ 19,686    $ 224,603      $  72,147
                                                     =======     ========       ========
See accompanying notes.

                         IDS LIFE INSURANCE COMPANY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                                ($ thousands)

1.    Summary of significant accounting policies
      ------------------------------------------

      Nature of business

      IDS Life Insurance Company (the Company) is a stock life insurance company organized under the laws of the State of Minnesota. The Company is a wholly owned subsidiary of American Express Financial Corporation (AEFC), which is a wholly owned subsidiary of American Express Company. The Company serves residents of all states except New York. IDS Life Insurance Company of New York is a wholly owned subsidiary of the Company and serves New York State residents. The Company also wholly owns American Enterprise Life Insurance Company, American Centurion Life Assurance Company (ACLAC), American Partners Life Insurance Company and American Express Corporation.

      The Company's principal products are deferred annuities and universal life insurance, which are issued primarily to individuals. It offers single premium and flexible premium deferred annuities on both a fixed and variable dollar basis. Immediate annuities are offered as well. The Company's insurance products include universal life (fixed and variable), whole life, single premium life and term products (including waiver of premium and accidental death benefits). The Company also markets disability income and long-term care insurance.

      Basis of presentation

      The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

      The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles which vary in certain respects from reporting practices prescribed or permitted by state insurance regulatory authorities (see Note 4).

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Investments

      Fixed maturities that the Company has both the positive intent and the ability to hold to maturity are classified as held to maturity and carried at amortized cost. All other fixed maturities and all marketable equity securities are classified as available for sale and carried at fair value. Unrealized gains and losses on securities classified as available for sale are reported as a separate component of stockholder's equity, net of deferred taxes.

      Realized investment gain or loss is determined on an identified cost basis.

      Prepayments are anticipated on certain investments in mortgage-backed securities in determining the constant effective yield used to recognize interest income. Prepayment estimates are based on information received from brokers who deal in mortgage-backed securities.

      Mortgage loans on real estate are carried at amortized cost less reserves for mortgage loan losses. The estimated fair value of the mortgage loans is determined by a discounted cash flow analysis using mortgage interest rates currently offered for mortgages of similar maturities.

      ------------------------------------------

      Impairment of mortgage loans is measured as the excess of the loan's recorded investment over its present value of expected principal and interest payments discounted at the loan's effective interest rate, or the fair value of collateral. The amount of the impairment is recorded in a reserve for mortgage loan losses. The reserve for mortgage loans losses is maintained at a level that management believes is adequate to absorb estimated losses in the portfolio. The level of the reserve account is determined based on several factors, including historical experience, expected future principal and interest payments, estimated collateral values, and current and anticipated economic and political conditions. Management regularly evaluates the adequacy of the reserve for mortgage loan losses.

      The Company generally stops accruing interest on mortgage loans for which interest payments are delinquent more than three months. Based on management's judgment as to the ultimate collectibility of principal, interest payments received are either recognized as income or applied to the recorded investment in the loan.

      The cost of interest rate caps and floors is amortized to investment income over the life of the contracts and payments received as a result of these agreements are recorded as investment income when realized. The amortized cost of interest rate caps and floors is included in other investments. Amounts paid or received under interest rate swap agreements are recognized as an adjustment to investment income.

      During 1997, 1996 and 1995, the Company purchased and wrote index options to protect against significant declines in fee income as a result of a decrease in the market value of its managed assets. These options were marked-to-market through the income statement.

      During 1997, the Company purchased and wrote index options to hedge 1998 management fee and other income from separate accounts and the underlying mutual funds. These index options are carried at market value and are included in other investments. Gains or losses on these instruments are deferred and recognized in management and other fees in the same period as the hedged fee income.

      Policy loans are carried at the aggregate of the unpaid loan balances which do not exceed the cash surrender values of the related policies.

      When evidence indicates a decline, which is other than temporary, in the underlying value or earning power of individual investments, such investments are written down to the fair value by a charge to income.

      Statements of cash flows

      The Company considers investments with a maturity at the date of their acquisition of three months or less to be cash equivalents. These securities are carried principally at amortized cost, which approximates fair value.

      Supplementary information to the consolidated statements of cash flows for the years ended December 31 is summarized as follows:
                                           1997           1996      1995
                                           ----           ----      ----
       Cash paid during the year for:
         Income taxes                    $174,472       $317,283  $191,011
         Interest on borrowings             8,213          4,119     5,524

      ------------------------------------------

      Recognition of profits on annuity contracts and insurance policies

      Profits on fixed deferred annuities are recognized by the Company over the lives of the contracts, using primarily the interest method. Profits represent the excess of investment income earned from investment of contract considerations over interest credited to contract owners and other expenses.

      The retrospective deposit method is used in accounting for universal life-type insurance. Under this method, profits are recognized over the lives of the policies in proportion to the estimated gross profits expected to be realized.

      Premiums on traditional life, disability income and long-term care insurance policies are recognized as revenue when due, and related benefits and expenses are associated with premium revenue in a manner that results in recognition of profits over the lives of the insurance policies. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

      Policyholder and contractholder charges include the monthly cost of insurance charges and issue and administrative fees. These charges also include the minimum death benefit guarantee fees received from the variable life insurance separate accounts. Management and other fees include investment management fees and mortality and expense risk fees received from the variable annuity and variable life insurance separate accounts and underlying mutual funds.

      Deferred policy acquisition costs

      The costs of acquiring new business, principally sales compensation, policy issue costs, underwriting and certain sales expenses, have been deferred on insurance and annuity contracts.The deferred acquisition costs for most single premium deferred annuities and installment annuities are amortized in relation to accumulation values and surrender charge revenue. The costs for universal life-type insurance and certain installment annuities are amortized as a percentage of the estimated gross profits expected to be realized on the policies. For traditional life, disability income and long-term care insurance policies, the costs are amortized over an appropriate period in proportion to premium revenue.

      Liabilities for future policy benefits

      Liabilities for universal life-type insurance and deferred annuities are accumulation values.

      Liabilities for fixed annuities in a benefit status are based on established industry mortality tables and interest rates ranging from 5% to 9.5%, depending on year of issue.

      Liabilities for future benefits on traditional life insurance are based on the net level premium method, using anticipated mortality, policy persistency and interest earning rates. Anticipated mortality rates are based on established industry mortality tables. Anticipated policy persistency rates vary by policy form, issue age and policy duration with persistency on cash value plans generally anticipated to be better than persistency on term insurance plans. Anticipated interest rates range from 4% to 10%, depending on policy form, issue year and policy duration.

      ------------------------------------------

      Liabilities for future disability income and long-term care policy benefits include both policy reserves and claim reserves. Policy reserves are based on the net level premium method, using anticipated morbidity, mortality, policy persistency and interest earning rates. Anticipated morbidity and mortality rates are based on established industry morbidity and mortality tables. Anticipated policy persistency rates vary by policy form, issue age, policy duration and, for disability income policies, occupation class. Anticipated interest rates for disability income and long-term care policy reserves are 3% to 9.5% at policy issue and grade to ultimate rates of 5% to 10% over 5 to 10 years.

      Claim reserves are calculated based on claim continuance tables and anticipated interest earnings. Anticipated claim continuance rates are based on a national survey. Anticipated interest rates for claim reserves for both disability income and long-term care range from 6% to 8%.

      Reinsurance

      The maximum amount of life insurance risk retained by the Company on any one life is $750 of life and waiver of premium benefits plus $50 of accidental death benefits. The maximum amount of disability income risk retained by the Company on any one life is $6 of monthly benefit for benefit periods longer than three years. The excesses are reinsured with other life insurance companies on a yearly renewable term basis. Graded premium whole life and long-term care policies are primarily reinsured on a coinsurance basis.

      Federal income taxes

      The Company's taxable income is included in the consolidated federal income tax return of American Express Company. The Company provides for income taxes on a separate return basis, except that, under an agreement between AEFC and American Express Company, tax benefit is recognized for losses to the extent they can be used on the consolidated tax return. It is the policy of AEFC and its subsidiaries that AEFC will reimburse subsidiaries for all tax benefits.

      Included in other liabilities at December 31, 1997 and 1996 are $12,061 and $33,358, respectively, receivable from American Express Financial Corporation for federal income taxes.

      Separate account business

      The separate account assets and liabilities represent funds held for the exclusive benefit of the variable annuity and variable life insurance contract owners. The Company receives investment management fees from the proprietary mutual funds used as investment options for variable annuities and variable life insurance. The Company receives mortality and expense risk fees from the separate accounts.

      ------------------------------------------

      The Company makes contractual mortality assurances to the variable annuity contract owners that the net assets of the separate accounts will not be affected by future variations in the actual life expectancy experience of the annuitants and the beneficiaries from the mortality assumptions implicit in the annuity contracts. The Company makes periodic fund transfers to, or withdrawals from, the separate accounts for such actuarial adjustments for variable annuities that are in the benefit payment period. For variable life insurance, the Company guarantees that the rates at which insurance charges and administrative fees are deducted from contract funds will not exceed contractual maximums. The Company also guarantees that the death benefit will continue payable at the initial level regardless of investment performance so long as minimum premium payments are made.

      Reclassification

      Certain 1996 and 1995 amounts have been reclassified to conform to the 1997 presentation.

2.    Investments
      -----------

      Fair values of investments in fixed maturities represent quoted market prices and estimated values when quoted prices are not available. Estimated values are determined by established procedures involving, among other things, review of market indices, price levels of current offerings of comparable issues, price estimates and market data from independent brokers and financial files.

      The amortized cost, gross unrealized gains and losses and fair values of investments in fixed maturities and equity securities at December 31, 1997 are as follows:

                                                        Gross      Gross
                                         Amortized   Unrealized  Unrealized      Fair
       Held to maturity                    Cost         Gains      Losses        Value
       ----------------                  ---------   ----------  ----------      -----

       U.S. Government agency obligations  $41,932      $ 2,950  $       --  $   44,881
       State and municipal obligations       9,684          568          --      10,252
       Corporate bonds and obligations   7,280,646      415,700       9,322   7,687,024
       Mortgage-backed securities        1,983,188       25,976       7,911   2,001,253
                                         ---------       ------       -----   ---------
                                        $9,315,450     $445,194     $17,233  $9,743,410
                                         =========      =======      ======   =========


                                                           Gross      Gross
                                            Amortized   Unrealized  Unrealized     Fair
       Available for sale                      Cost        Gains      Losses       Value
       ------------------                   ---------   ----------  ----------     -----

       U.S. Government agency obligations $   65,291   $    4,154  $       --      $69,445
       State and municipal obligations        11,045        1,348          --       12,393
       Corporate bonds and obligations     5,308,129      232,761      30,198    5,510,692
       Mortgage-backed securities          7,130,565      160,478       6,879    7,284,164
                                           ---------      -------       -----    ---------
       Total fixed maturities             12,515,030      398,741      37,077   12,876,694
       Equity securities                       3,000          361          --        3,361
                                          ----------      -------      ------   ----------
                                         $12,518,030     $399,102     $37,077  $12,880,055
                                          ==========      =======      ======   ==========

      -----------

      The amortized cost, gross unrealized gains and losses and fair values of investments in fixed maturities and equity securities at December 31, 1996 are as follows:

                                                                Gross      Gross
                                                 Amortized   Unrealized  Unrealized      Fair
       Held to maturity                            Cost         Gains      Losses        Value
       ----------------                          ---------   ----------  ----------      ------

       U.S. Government agency obligations      $   44,002      $    933   $  1,276   $   43,659
       State and municipal obligations              9,685           412         --       10,097
       Corporate bonds and obligations          8,057,997       356,687     47,639    8,367,045
       Mortgage-backed securities               2,124,695        21,577     45,423    2,100,849
                                               ----------       -------     ------   ----------
                                              $10,236,379      $379,609    $94,338  $10,521,650
                                               ==========       =======     ======   ==========


                                                                Gross      Gross
                                                 Amortized   Unrealized  Unrealized     Fair
       Available for sale                           Cost        Gains       Losses     Value
       ------------------                           ----        -----       ------     -----

       U.S. Government agency obligations      $   77,944      $  2,607   $     96   $   80,455
       State and municipal obligations             11,032        1,336          --       12,368
       Corporate bonds and obligations          3,701,604      122,559      24,788    3,799,375
       Mortgage-backed securities               7,218,042      104,808      68,203    7,254,647
                                                ---------      -------      ------    ---------
       Total fixed maturities                  11,008,622      231,310      93,087   11,146,845
       Equity securities                            3,000          308          --        3,308
                                               ----------      -------      ------   ----------
                                              $11,011,622     $231,618     $93,087  $11,150,153
                                               ==========      =======      ======   ==========


      The amortized cost and fair value of investments in fixed maturities at December 31, 1997 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                        Amortized         Fair
       Held to maturity                   Cost           Value
       ----------------                 ---------      --------

       Due in one year or less        $   356,597      $360,956
       Due from one to five years       1,536,239     1,619,875
       Due from five to ten years       4,337,547     4,577,552
       Due in more than ten years       1,101,879     1,183,774
       Mortgage-backed securities       1,983,188     2,001,253
                                        ---------     ---------
                                       $9,315,450    $9,743,410
                                        =========     =========

                                        Amortized        Fair
       Available for sale                 Cost           Value
                                        ---------        -----

       Due in one year or less          $ 162,663    $  164,012
       Due from one to five years         633,339       679,561
       Due from five to ten years       2,418,162     2,517,098
       Due in more than ten years       2,170,301     2,231,859
       Mortgage-backed securities       7,130,565     7,284,164
                                       ----------    ----------
                                      $12,515,030   $12,876,694
                                       ==========    ==========

      -----------

      During the years ended December 31, 1997, 1996 and 1995, fixed maturities classified as held to maturity were sold with amortized cost of $229,848, $277,527 and $333,508, respectively. Net gains and losses on these sales were not significant. The sale of these fixed maturities was due to significant deterioration in the issuers' credit worthiness.

      Fixed maturities available for sale were sold during 1997 with proceeds of $457,585 and gross realized gains and losses of $6,639 and $7,518, respectively. Fixed maturities available for sale were sold during 1996 with proceeds of $238,905 and gross realized gains and losses of $571 and $16,084, respectively. Fixed maturities available for sale were sold during 1995 with proceeds of $136,825 and gross realized gains and losses of $nil and $5,781, respectively.

      At December 31, 1997, bonds carried at $14,351 were on deposit with various states as required by law.

      At December 31, 1997, investments in fixed maturities comprised 83 percent of the Company's total invested assets. These securities are rated by Moody's and Standard & Poor's (S&P), except for securities carried at approximately $2.7 billion which are rated by American Express Financial Corporation internal analysts using criteria similar to Moody's and S&P. A summary of investments in fixed maturities, at amortized cost, by rating on December 31 is as follows:

          Rating                   1997            1996
       ---------                 ---------      ---------
       Aaa/AAA                $ 9,195,619     $ 9,460,134
       Aaa/AA                          --           2,870
       Aa/AA                      232,451         241,914
       Aa/A                       246,792         192,631
       A/A                      2,787,936       2,949,895
       A/BBB                    1,200,345       1,034,661
       Baa/BBB                  5,226,616       4,531,515
       Baa/BB                     475,084         768,285
       Below investment grade   2,465,637       2,063,096
                                ---------       ---------
                              $21,830,480     $21,245,001
                               ==========      ==========

      At December 31, 1997, 95 percent of the securities rated Aaa/AAA are GNMA, FNMA and FHLMC mortgage-backed securities. No holdings of any other issuer are greater than one percent of the Company's total investments in fixed maturities.

      At December 31, 1997, approximately 14 percent of the Company's invested assets were mortgage loans on real estate. Summaries of mortgage loans by region of the United States and by type of real estate are as follows:

                                 December 31, 1997          December 31, 1996
                              ------------------------   -----------------------
                              On Balance   Commitments   On Balance  Commitments
           Region               Sheet      to Purchase     Sheet     to Purchase
       -------------          ----------   ------------  ----------  -----------
       East North Central   $  748,372     $  32,462    $  777,960     $  19,358
       West North Central      456,934        14,340       389,285        29,620
       South Atlantic          922,172        14,619       891,852        35,007
       Middle Atlantic         545,601        15,507       553,869        17,959
       New England             316,250         2,136       310,177        14,042
       Pacific                 184,917         3,204       190,770         4,997
       West South Central      125,227            --       105,173        11,246
       East South Central       60,274            --        75,176            --
       Mountain                297,545        28,717       236,597        11,401
                             ---------       -------     ---------       -------
                             3,657,292       110,985     3,530,859       143,630
       Less allowance for
       losses                   38,645            --        37,495            --
                             ---------       -------     ---------       -------
                            $3,618,647      $110,985    $3,493,364      $143,630
                             =========       =======     =========       =======

      -----------

                                 December 31, 1997          December 31, 1996
                            ------------------------   -------------------------
                            On Balance   Commitments   On Balance    Commitments
         Property type         Sheet     to Purchase      Sheet      to Purchase
       ---------------      ----------   -----------   ----------    -----------
       Department/retail
       stores              $1,189,203      $  27,314    $1,154,179     $  68,032
       Apartments           1,089,127         16,576     1,119,352        23,246
       Office buildings       716,729         34,546       611,395        27,653
       Industrial buildings   295,889         21,200       296,944         6,716
       Hotels/motels          101,052             --        97,870         6,257
       Medical buildings       99,979          9,748        67,178         8,289
       Nursing/retirement
       homes                   72,359             --        88,226         1,877
       Mixed Use               71,007             --        73,120            --
       Other                   21,947          1,601        22,595         1,560
                            ---------        -------     ---------        ------
                            3,657,292        110,985     3,530,859       143,630
       Less allowance for
       losses                  38,645             --        37,495            --
                             ---------       -------     ---------       -------
                           $3,618,647       $110,985    $3,493,364      $143,630
                            =========        =======     =========       =======

      Mortgage loan fundings are restricted by state insurance regulatory authorities to 80 percent or less of the market value of the real estate at the time of origination of the loan. The Company holds the mortgage document, which gives it the right to take possession of the property if the borrower fails to perform according to the terms of the agreement. The fair value of the mortgage loans is determined by a discounted cash flow analysis using mortgage interest rates currently offered for mortgages of similar maturities. Commitments to purchase mortgages are made in the ordinary course of business. The fair value of the mortgage commitments is $nil.

      At December 31, 1997 and 1996, the Company's recorded investment in impaired loans was $45,714 and $79,441, respectively, with allowances of $9,812 and $16,162, respectively. During 1997 and 1996, the average recorded investment in impaired loans was $61,870 and $74,338, respectively.

      The Company recognized $2,981, $4,889 and $5,014 of interest income related to impaired loans for the years ended December 31, 1997, 1996 and 1995 respectively.

      The following table presents changes in the allowance for investment losses related to all loans:

                                          1997          1996        1995
                                         ------        ------      ------
       Balance, January 1               $37,495       $37,340     $35,252
       Provision for investment losses    8,801        10,005      15,900
       Loan payoffs                      (3,851)       (4,700)    (11,900)
       Foreclosures                      (3,800)       (5,150)     (1,350)
       Other                                 --            --        (562)
                                         ------        ------      -------

       Balance, December 31             $38,645       $37,495     $37,340
                                         ======        ======      ======

      At December 31, 1997, the Company had commitments to purchase investments other than mortgage loans for $234,485. Commitments to purchase investments are made in the ordinary course of business. The fair value of these commitments is $nil.

      -----------

      Net investment income for the years ended December 31 is summarized as follows:

                                            1997           1996         1995
                                          ---------      ---------    ---------
       Interest on fixed maturities      $1,692,481     $1,666,929   $1,656,136
       Interest on mortgage loans           305,742        283,830      232,827
       Other investment income               25,089         43,283       35,936
       Interest on cash equivalents           5,914          5,754        5,363
                                          ---------      ---------    ---------
                                          2,029,226      1,999,796    1,930,262
       Less investment expenses              40,837         34,434       22,953
                                          ---------      ---------    ---------
                                         $1,988,389     $1,965,362   $1,907,309
                                          =========      =========    =========

      Net realized gain (loss) on investments for the years ended December 31 is summarized as follows:

                                     1997         1996         1995
                                    ------        -----        -----
       Fixed maturities           $ 16,115      $ 8,736     $  9,973
       Mortgage loans               (6,424)      (8,745)     (13,259)
       Other investments            (8,831)        (150)      (1,612)
                                   -------        -----      -------
                                  $    860      $  (159)    $ (4,898)
                                   =======        ======       ======

      Changes in net unrealized appreciation (depreciation) of investments for the years ended December 31 are summarized as follows:

                                      1997           1996         1995
                                     -------        -------      -------
       Fixed maturities available
         for sale                   $223,441      $(231,853)    $811,649
       Equity securities                  53            (52)       3,118

3.    Income taxes
      ------------

      The Company qualifies as a life insurance company for federal income tax purposes. As such, the Company is subject to the Internal Revenue Code provisions applicable to life insurance companies.

      The income tax expense consists of the following:

                                    1997           1996         1995
       Federal income taxes:
       Current                    $176,879       $260,357     $218,040
       Deferred                     19,982        (65,609)     (33,810)
                                   -------        --------     -------
                                   196,861        194,748      184,230
       State income taxes-current    9,803         12,390       11,612
                                   -------        -------      -------
       Income tax expense         $206,664       $207,138     $195,842
                                   =======        =======      =======

      ------------

      Increases (decreases) to the federal tax provision applicable to pretax income based on the statutory rate are attributable to:

                                     1997               1996               1995
                               ----------------    ---------------   ---------------
                               Provision   Rate    Provision  Rate   Provision  Rate
                               ---------   ----    ---------  ----   ---------  ----
      Federal income
        taxes based on
        the statutory rate      $238,319   35.0%    $217,600  35.0%   $196,274  35.0%
      Increases (decreases)
      are attributable to:
      Tax-excluded interest
        and dividend income      (10,294)  (1.5)      (9,636) (1.5)     (8,524) (1.5)
      State Taxes, net of federal
         benefit                   6,372    0.9        8,053   1.3       7,548   1.3
      Low income housing
        credits                  (20,705)  (3.0)      (5,090) (0.8)       (861) (0.2)
      Other, net                  (7,028)  (1.0)      (3,789) (0.7)      1,405   0.3
                                 -------   -----     -------  ----     -------  ----
      Federal income taxes      $206,664   30.4%    $207,138  33.3%   $195,842  34.9%
                                 =======   ====      =======  ====     =======  ====

      A portion of life insurance company income earned prior to 1984 was not subject to current taxation but was accumulated, for tax purposes, in a policyholders' surplus account. At December 31, 1997, the Company had a policyholders' surplus account balance of $20,114. The policyholders' surplus account is only taxable if dividends to the stockholder exceed the stockholder's surplus account or if the Company is liquidated. Deferred income taxes of $7,040 have not been established because no distributions of such amounts are contemplated.

      Significant components of the Company's deferred tax assets and liabilities as of December 31 are as follows:

                                                  1997          1996
                                                  ----          ----
       Deferred tax assets:
       Policy reserves                          $748,204      $724,412
       Life insurance guarantee
          fund assessment reserve                 20,101        29,854
       Other                                       9,589         2,763
                                                 -------       -------
       Total deferred tax assets                 777,894       757,029
                                                 -------       -------

       Deferred tax
       liabilities:
       Deferred policy acquisition costs        700,032      665,685
       Unrealized gain on investments           121,885       48,486
       Investments, other                        17,559        8,935
                                                -------      -------
       Total deferred tax liabilities           839,476      723,106
                                                -------      -------
       Net deferred tax (liabilities) assets   $(61,582)    $ 33,923
                                                 ======       ======

      The Company is required to establish a valuation allowance for any portion of the deferred tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred tax assets and, therefore, no such valuation allowance has been established.

4.    Stockholder's equity
      --------------------

      Retained earnings available for distribution as dividends to the parent are limited to the Company's surplus as determined in accordance with accounting practices prescribed by state insurance regulatory authorities. Statutory unassigned surplus aggregated $1,468,677 as of December 31, 1997 and $1,261,592 as of December 31, 1996 (see Note 3 with respect to the income tax effect of certain distributions). In addition, any dividend distributions in 1998 in excess of approximately $331,480 would require approval of the Department of Commerce of the State of Minnesota.

      Statutory net income for the years ended December 31 and capital and surplus as of December 31 are summarized as follows:

                                           1997          1996          1995
                                        ----------    ----------    ----------
       Statutory net income             $  379,615    $  365,585    $  326,799
       Statutory capital and surplus     1,765,290     1,565,082     1,398,649
       surplus

5.    Related party transactions
      --------------------------

      The Company loans funds to American Express Financial Corporation under a collateral loan agreement. The balance of the loan was $nil and $11,800 at December 31, 1997 and 1996, respectively. This loan can be increased to a maximum of $75,000 and pays interest at a rate equal to the preceding month's effective new money rate for the Company's permanent investments. Interest income on related party loans totaled $103, $780 and $1,371 in 1997, 1996 and 1995, respectively.

      The Company purchased a five year secured note from an affiliated company which was redeemed in 1996. The interest rate on the note was
      8.42 percent. Interest income on the above note totaled $1,637 and $1,937 in 1996 and 1995, respectively.

      The Company participates in the American Express Company Retirement Plan which covers all permanent employees age 21 and over who have met certain employment requirements. Employer contributions to the plan are based on participants' age, years of service and total compensation for the year. Funding of retirement costs for this plan complies with the applicable minimum funding requirements specified by ERISA. The Company's share of the total net periodic pension cost was $201, $174 and $155 in 1997, 1996 and 1995, respectively.

      The Company also participates in defined contribution pension plans of American Express Company which cover all employees who have met certain employment requirements. Company contributions to the plans are a percent of either each employee's eligible compensation or basic contributions. Costs of these plans charged to operations in 1997, 1996 and 1995 were $1,245, $990 and $815, respectively.

      The Company participates in defined benefit health care plans of AEFC that provide health care and life insurance benefits to retired employees and retired financial advisors. The plans include participant contributions and service related eligibility requirements. Upon retirement, such employees are considered to have been employees of AEFC. AEFC expenses these benefits and allocates the expenses to its subsidiaries. Accordingly, costs of such benefits to the Company are included in employee compensation and benefits and cannot be identified on a separate company basis.

      --------------------------

      Charges by AEFC for use of joint facilities, marketing services and other services aggregated $414,155, $397,362 and $377,139 for 1997,
      1996 and 1995, respectively. Certain of these costs are included in deferred policy acquisition costs. In addition, the Company rents its home office space from AEFC on an annual renewable basis.

6.    Commitments and contingencies
      -----------------------------

      At December 31, 1997 and 1996, traditional life insurance and universal life-type insurance in force aggregated $74,730,720 and $67,274,354, respectively, of which $4,351,904 and $3,875,921 were reinsured at the respective year ends. The Company also reinsures a portion of the risks assumed under disability income and long-term care policies. Under all reinsurance agreements, premiums ceded to reinsurers amounted to $60,495, $48,250 and $39,399 and reinsurance recovered from reinsurers amounted to $19,042, $15,612, and $14,088 for the years ended December 31, 1997, 1996 and 1995, respectively. Reinsurance contracts do not relieve the Company from its primary obligation to policyholders.

      A number of lawsuits have been filed against life and health insurers in jurisdictions in which the Company and its subsidiaries do business involving insurers' sales practices, alleged agent misconduct, failure to properly supervise agents, and other matters. In December 1996, an action of this type was brought against the Company and its parent, AEFC. A second action was filed in March, 1997. The plaintiffs purport to represent a class consisting of all persons who replaced existing Company policies with new Company policies from and after January 1, 1985. The complaint puts at issue various alleged sales practices and misrepresentations, alleged breaches of fiduciary duties and alleged violations of consumer fraud statutes. Plaintiffs seek damages in an unspecified amount and seek to establish a claims resolution facility for the determination of individual issues. The Company and its parent believe they have meritorious defenses to the claims raised in the lawsuit. The outcome of any litigation cannot be predicted with certainty. In the opinion of management, however, the ultimate resolution of the above lawsuit and others filed against the Company should not have a material adverse effect on the Company's consolidated financial position.

      The IRS routinely examines the Company's federal income tax returns, and is currently auditing the Company's returns for the 1990 through 1992 tax years. Management does not believe there will be a material adverse effect on the Company's consolidated financial position as a result of this audit.

7.    Lines of credit
      ---------------

      The Company has an available line of credit with its parent aggregating $100,000. The rate for the line of credit is the parent's cost of funds, ranging from 20 to 45 basis points over the established index. Borrowings outstanding under this agreement were $nil at December 31, 1997 and 1996.

8.    Derivative financial instruments
      --------------------------------

      The Company enters into transactions involving derivative financial instruments to manage its exposure to interest rate risk and equity market risk, including hedging specific transactions. The Company does not hold derivative instruments for trading purposes. The Company manages risks associated with these instruments as described below.

      --------------------------------

      Market risk is the possibility that the value of the derivative financial instruments will change due to fluctuations in a factor from which the instrument derives its value, primarily an interest rate or equity market index. The Company is not impacted by market risk related to derivatives held for non-trading purposes beyond that inherent in cash market transactions. Derivatives held for purposes other than trading are largely used to manage risk and, therefore, the cash flow and income effects of the derivatives are inverse to the effects of the underlying transactions.

      Credit risk is the possibility that the counterparty will not fulfill the terms of the contract. The Company monitors credit risk related to derivative financial instruments through established approval procedures, including setting concentration limits by counterparty, and requiring collateral, where appropriate. A vast majority of the Company's counterparties are rated A or better by Moody's and Standard & Poor's.

      Credit risk related to interest rate caps and floors and index options is measured by the replacement cost of the contracts. The replacement cost represents the fair value of the instruments.

      The notional or contract amount of a derivative financial instrument is generally used to calculate the cash flows that are received or paid over the life of the agreement. Notional amounts are not recorded on the balance sheet. Notional amounts far exceed the related credit risk.

      The Company's holdings of derivative financial instruments are as follows:

                                 Notional     Carrying      Fair    Total Credit
       December 31, 1997          Amount       Amount       Value     Exposure
       -----------------         --------     --------      -----   ------------
       Assets:
         Interest rate caps   $ 4,600,000    $ 24,963    $ 15,665    $ 15,665
         Interest rate floors   1,000,000       1,561       4,551       4,551
         Put index options        221,984      11,120      11,120      11,120
       Liabilities:
         Call index options       221,984      (8,273)     (8,273)         --
       Off balance sheet:
         Interest rate swaps    1,267,000          --     (45,799)         --
                                ---------      ------      ------      ------
                                              $29,371    $(22,736)    $31,336
                                               ======      ======      ======

                                 Notional      Carrying     Fair    Total Credit
       December 31, 1996          Amount        Amount      Value     Exposure
       Assets:
         Interest rate caps    $4,000,000   $ 16,227      $  7,439   $  7,439
         Interest rate floors   1,000,000      2,041         4,341      4,341
       Off balance sheet:
         Interest rate swaps    1,000,000         --       (24,715)        --
                                ---------     ------       --------    ------
                                             $18,268      $(12,935)   $11,780
                                              ======        ======     ======

      The fair values of derivative financial instruments are based on market values, dealer quotes or pricing models. The interest rate caps and floors expire on various dates from 1998 to 2003. The interest rate swaps expire on various dates from 2000 to 2003. All put and call options expire in 1998.

      Interest rate caps, swaps and floors are used principally to manage the Company's interest rate risk. These instruments are used to protect the margin between interest rates earned on investments and the interest rates credited to related annuity contract holders.

      --------------------------------

      Index options are used to manage the equity market risk related to the fee income that the Company receives from its separate accounts and the underlying mutual funds. The amount of the fee income received is based upon the daily market value of the separate account and mutual fund assets. As a result, the Company's fee income could be impacted significantly by changing economic conditions in the equity market.
      The Company entered into index option collars (combination of puts and calls) to hedge anticipated fee income for 1998 related to separate accounts and mutual funds which invest in equity securities. Testing has demonstrated the impact of these instruments on the income statement closely correlates with the amount of fee income the Company realizes. In the event that testing demonstrates that this correlation no longer exists, or in the event the Company disposes of the index options collars, the instruments will be marked-to-market through the income statement. At December 31, 1997, deferred gains on purchased put index options were $11,120 and deferred losses on written call index options were $8,273.

9.    Fair values of financial instruments
      ------------------------------------

      The Company discloses fair value information for most on- and off-balance sheet financial instruments for which it is practicable to estimate that value. Fair values of life insurance obligations and all non-financial instruments, such as deferred acquisition costs are excluded. Off-balance sheet intangible assets, such as the value of the field force, are also excluded. Management believes the value of excluded assets and liabilities is significant. The fair value of the Company, therefore, cannot be estimated by aggregating the amounts presented.

                                                 1997                         1996
                                         ------------------          ---------------------
                                         Carrying      Fair          Carrying        Fair
       Financial Assets                   Amount       Value          Amount         Value
       ----------------                  --------     ------         -------         -----
       Investments:
         Fixed maturities (Note 2):
           Held to maturity            $9,315,450   $9,743,410     $10,236,379  $10,521,650
           Available for sale          12,876,694   12,876,694      11,146,845   11,146,845
         Mortgage loans on
           real estate (Note 2)         3,618,647    3,808,570       3,493,364    3,606,077
         Other:
           Equity securities (Note 2)       3,361        3,361           3,308        3,308
           Derivative financial
             instruments (Note 8)          37,644       31,336          18,268       11,780
           Other                           82,347       85,383          63,993       66,242
       Cash and
         cash equivalents (Note 1)         19,686       19,686         224,603      224,603
       Separate account assets
         (Note 1)                      23,214,504   23,214,504      18,535,160   18,535,160



       Financial Liabilities
         Future policy benefits
           for fixed annuities         20,731,052   19,882,302      20,641,986   19,721,968
           Derivative financial
             instruments (Note 8)          (8,273)     (54,072)             --      (24,715)
         Separate account liabilities  21,488,282   20,707,620      17,358,087   16,688,519

      ------------------------------------

      At December 31, 1997 and 1996, the carrying amount and fair value of future policy benefits for fixed annuities exclude life insurance-related contracts carried at $1,185,155 and $1,112,155, respectively, and policy loans of $93,540 and $83,867, respectively. The fair value of these benefits is based on the status of the annuities at December 31, 1997 and 1996. The fair value of deferred annuities is estimated as the carrying amount less any applicable surrender charges and related loans. The fair value for annuities in non-life contingent payout status is estimated as the present value of projected benefit payments at rates appropriate for contracts issued in 1997 and 1996.

      At December 31, 1997 and 1996, the fair value of liabilities related to separate accounts is estimated as the carrying amount less any applicable surrender charges and less variable insurance contracts carried at $1,726,222 and $1,177,073, respectively.

10.   Segment information
      -------------------

      The Company's operations consist of two business segments; first, individual and group life insurance, disability income and long-term care insurance, and second, annuity products designed for individuals, pension plans, small businesses and employer-sponsored groups. The consolidated condensed statements of income for the years ended December 31, 1997, 1996 and 1995 and total assets at December 31, 1997, 1996 and 1995 by segment are summarized as follows:


                                               1997           1996            1995
       Net investment income:
       Life, disability income
         and long-term care insurance     $   269,874    $   262,998     $   256,242
       Annuities                            1,718,515      1,702,364       1,651,067
                                            ---------      ---------       ---------
                                          $ 1,988,389    $ 1,965,362     $ 1,907,309
                                            =========      =========       =========
       Premiums, charges and fees:
       Life, disability income
         and long-term care insurance     $   514,838    $   448,389     $   384,008
       Annuities                              374,274        308,873         249,557
                                              -------        -------         -------
                                          $   889,112    $   757,262     $   633,565
                                              =======        =======         =======
       Income before income taxes:
       Life, disability income
         and long-term care insurance     $   178,717    $   161,115     $   125,402
       Annuities                              501,334        460,758         440,278
       Net gain (loss) on investments             860           (159)         (4,898)
                                              -------        -------         -------
                                          $   680,911    $   621,714     $   560,782
                                              =======        =======         =======


       Total assets:
       Life, disability income
         and long-term care insurance     $ 8,193,796    $ 7,028,906     $ 6,195,870
       Annuities                           44,780,328     40,277,075      36,704,208
                                           ----------     ----------      ----------
                                          $52,974,124    $47,305,981     $42,900,078
                                           ==========     ==========      ==========

      Allocations of net investment income and certain general expenses are based on various assumptions and estimates.

      Assets are not individually identifiable by segment and have been allocated principally based on the amount of future policy benefits by segment.

      Capital expenditures and depreciation expense are not material, and consequently, are not reported.

11.   Year 2000 Issue (unaudited)
      ---------------

      The Year 2000 issue is the result of computer programs having been written using two digits rather than four to define a year. Any programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than 2000. This could result in the failure of major systems or miscalculations, which could have a material impact on the operations of the Company. All of the systems used by the Company are maintained by AEFC and are utilized by multiple subsidiaries and affiliates of AEFC. The Company's business is heavily dependent upon AEFC's computer systems and has significant interactions with systems of third parties.

      A comprehensive review of AEFC's computer systems and business processes, including those specific to the Company, has been conducted to identify the major systems that could be affected by the Year 2000 issue. Steps are being taken to resolve any potential problems including modification to existing software and the purchase of new software. These measures are scheduled to be completed and tested on a timely basis. AEFC's goal is to complete internal remediation and testing of each system by the end of 1998 and to continue compliance efforts through 1999.

      AEFC is evaluating the Year 2000 readiness of advisors and other third parties whose system failures could have an impact on the Company's operations. The potential materiality of any such impact is not known at this time.


About IDS Life

The Group Variable Annuity Contract is issued by IDS Life, a wholly-owned subsidiary of AEFC, which itself is a wholly owned subsidiary of the American Express Company, a financial services company headquartered in New York City.

IDS Life is a stock life insurance company organized in 1957 under the laws of the State of Minnesota and located at IDS Tower 10, Minneapolis, MN 55440-0010. We conduct a conventional life insurance business in the District of Columbia and all states except New York.

American Express Financial Advisors Inc. offers mutual funds, investment certificates and a broad range of financial management services.
IDS Life offers insurance and annuities.

American Express Financial Advisors Inc. serves individuals and businesses through its nationwide network of more than 175 offices and more than 8600 financial advisors.

Other subsidiaries provide investment management and related services for pension, profit-sharing, employee savings and endowment funds of businesses and institutions.

Periodic reports

We will send the owner quarterly, or more frequently as the Code may require, a statement showing the number, type and value of accumulation units credited to the contract. This statement will be accurate as of a date not more than two months prior to the date of mailing. In addition, every person having voting rights will receive any required reports or prospectuses. We also will send any statements that may be required by applicable laws, rules and regulations showing contract restrictions.

Table of contents of the Statement of Additional Information

Performance information..................................................
Rating agencies..........................................................
Principal underwriter....................................................
Independent auditors.....................................................
Prospectus...............................................................
Financial statements -
          IDS Life Accounts F, IZ, JZ, G, H, N, KZ, LZ and MZ

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Please check the appropriate box to receive a copy of the Statement of
Additional Information for:

_____ IDS Life Group Variable Annuity Contract

_____ IDS Life Retirement Annuity Mutual Funds

Please return this request to:

IDS Life Insurance Company
IDS Tower 10
Minneapolis, MN  55420

Your name _______________________________________________________

Address _________________________________________________________

City ______________________  State ______________ Zip ___________

STATEMENT OF DIFFERENCES

Difference                          Description



1)  The layout is different         1)  Some of the layout in the
    throughout the prospectus.          prospectus is in two
                                        columns.

2)  Headings.                       2)  The headings in the
                                        prospectus are placed
                                        in blue strips at the top
                                        of the page.

3)  The page numbers in the         3)  The prospectus begins on
    electronic document do not          page 1 in both documents,
    correspond to the printed           ends on page 51 in the
    prospectus.                         electronic document, and
                                        page 88 in the printed
                                        prospectus.

4)  Prospectus language.            4)  On page 12, expenses identified in the
                                        "EXAMPLE" changed.

                                        On page 13, the "Accumulation unit
                                        value at end of period" for 1989 changed to $3.23 for Account F.

                                        On page 50, within IDS Life Company
                                        financial module, typographical errors
                                        were corrected in the notes to
                                        financials.